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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED INDUSTRIAL CORPORATION
(Name of Subject Company)

UNITED INDUSTRIAL CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

910671106
(CUSIP Number of Class of Securities)

Frederick M. Strader
Chief Executive Officer and President
United Industrial Corporation
124 Industry Lane
Hunt Valley, Maryland 21030
(410) 628-3500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:
Steven L. Kirshenbaum, Esq.
Julie M. Allen, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

☐
Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION

        The name of the subject company is United Industrial Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 124 Industry Lane, Hunt Valley, Maryland 21030, and the telephone number of the Company's principal executive offices is (410) 628-3500.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $1.00 per share, of the Company (the "Shares"). As of the close of business on October 15, 2007, the number of issued and outstanding Shares was 9,898,102.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

        The filing person is the Company. The name, business address and business telephone number of the Company are set forth in "Item 1. Subject Company Information."

        This Schedule 14D-9 relates to the tender offer by Textron Inc., a Delaware corporation ("Textron"), through its indirect wholly owned subsidiary, Marco Acquisition Sub Inc., a Delaware corporation ("Purchaser"), to acquire all of the outstanding Shares in exchange for $81.00 per Share net to the sellers in cash without interest and subject to reduction for any applicable withholding taxes (such amount, or any different amount per Share offered pursuant to the Offer, the "Offer Price"), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase dated October 16, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Schedule TO filed by Textron and Purchaser (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on October 16, 2007. The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9, are filed herewith as Exhibits (a)(1) and (a)(2) and are incorporated herein by reference.

        The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 7, 2007, by and among Purchaser, Textron and the Company (as may be amended from time to time, the "Merger Agreement"), pursuant to which, as soon as reasonably practicable after completion of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will merge (the "Merger" and, collectively with the Offer, the "Transaction") with and into the Company with the Company surviving as a wholly owned subsidiary of Textron (the "Surviving Company").

        At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time will automatically be converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration"), other than (i) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL"), (ii) Shares held by the Company as treasury stock or by any subsidiary of the Company and (iii) Shares owned by Textron or Purchaser or any of their respective subsidiaries, which will be canceled.

        The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, which has been filed herewith as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal offices of Purchaser are located at the principal executive offices of Textron and its telephone number is that of Textron. Textron's principal executive offices are located at 40 Westminster Street, Providence, Rhode Island 02903, and its telephone number is (401) 421-2800.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        In considering the recommendation of the Board of Directors of the Company (the "Company Board") with respect to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex A to this Schedule 14D-9, each of which is incorporated herein by reference, which may present them with certain potential conflicts of interest.

        The Company Board was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4. The Solicitation or Recommendation—Reasons for the Board's Recommendation."

  Treatment of Stock Options

        Under the Merger Agreement, any outstanding Company stock options to purchase Shares (collectively, the "Company Stock Options") that are not then vested and exercisable will vest on an accelerated basis immediately prior to the Effective Time. Effective as of the Effective Time, by virtue of the Merger, each Company Stock Option that is vested, exercisable and outstanding immediately prior to the Effective Time will be canceled and each holder will be paid for each vested Company Stock Option an amount in cash (without interest), less applicable withholding taxes, determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the exercise price of the Company Stock Option by (ii) the number of Shares the holder could have purchased had the holder exercised his or her option in full by payment of the exercise price in cash immediately prior to the Effective Time. (See Sections entitled "Security Ownership of Principal Shareholders and Management" and "Potential Payments Upon Termination or Change in Control" in the Information Statement attached hereto as Annex A for additional information.)

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

  Amendments to Executive Agreements

        On October 7, 2007, the Company entered into an amendment and restatement of the existing Employment Agreement between the Company and Frederick M. Strader dated August 16, 2006 (the "Prior Strader Agreement"). On that date, the Company also entered into amendments to the Employment Agreement between the Company and James H. Perry dated March 3, 2000 and the Success Bonus Agreement between the Company and Mr. Perry dated April 10, 2002 (the "Perry Agreements"). (For more detailed descriptions of the Prior Strader Agreement and the Perry Agreements, see the Section entitled "Executive Compensation" in the Company's Proxy Statement on Schedule 14A, filed with the SEC on April 19, 2007, which is incorporated herein by reference.)

        Restated Employment Agreement.    The restated agreement between the Company and Mr. Strader dated October 7, 2007 (the "Restated Employment Agreement") supersedes but continues the substantive terms and conditions of the Prior Strader Agreement in all material respects. The Restated Employment Agreement also amends the Prior Strader Agreement as follows:

  •
  increases severance amount: in the event of Mr. Strader's termination of employment without "cause" or for "good reason" as defined in the Restated Employment Agreement, the period in which severance will be payable to him by the Company in the form of continued salary has been increased from eighteen months to two years;

  •
  adds gross-up payment: if the payment and benefits payable to Mr. Strader under the Restated Employment Agreement (and other agreements and arrangements with the Company) upon and/or following a "change in control" trigger a 20% excise tax under Section 4999 of the Internal Revenue Code of 1986 (the "Code"), the Company is obligated to provide Mr. Strader with a gross-up payment that will indemnify him with respect to such excise taxes and the income and employment taxes attributable to the gross-up payment; and

  •
  modifies "good reason" definition: the definition of "good reason" was revised to include specific office relocations and certain changes in Mr. Strader's duties and responsibilities in connection with the Company ceasing to be publicly held (including as a result of the signing and closing of the Merger Agreement) that will not trigger severance liability provided Mr. Strader continues to be President of AAI Corporation, a wholly owned subsidiary of the Company ("AAI").

        The Restated Employment Agreement also contains certain provisions intended to comply with Section 409A of the Code.

        Amendments to Employment and Success Bonus Agreements.    The amendments to Mr. Perry's Employment and Success Bonus Agreements also contain certain provisions intended to comply with Section 409A of the Code. Additionally, the amendment to Mr. Perry's Success Bonus Agreement memorializes the definition of "change in control" applicable to the agreement.

        Retention Agreements.    On October 7, 2007, the Company also entered into Retention Letter Agreements (collectively, the "Retention Agreements") between AAI and each of Mr. Strader and Mr. Perry.

        The Retention Agreements, issued under the AAI Corporation Change in Control Retention and Severance Plan (the "Plan"), provide for AAI to pay on December 31, 2008 (or within 15 days thereafter), to each of Mr. Strader and Mr. Perry, a lump sum cash payment, less applicable taxes, calculated pursuant to the formula described below (each, a "Retention Award"), provided each executive is employed by AAI (or its successor) through such date. However, if, prior to this date, the executive is terminated by AAI without "cause" or the executive terminates for "good reason" (in each case, as defined in the Plan), the Retention Award will be paid on the sixth month anniversary of the executive's termination date. The Retention Award will also be payable if the executive terminates employment due to "disability" as defined in the Plan but the award will be offset by amounts payable to the executive under short or long-term disability plans. Execution of a release will be required to receive the Retention Award if paid on termination of employment. The Retention Award payable to Mr. Perry is subject to compliance with a three-month post-termination "Non-Competition Restriction," as defined in the Plan.

        The Retention Award payable to each of Mr. Strader and Mr. Perry will be an amount equal to the product of (A/36) × B where "A" equals the executive's maximum cash award, determined at one times target under the Company's 2006 Long Term Incentive Plan ("LTIP") and "B" equals the number of full and partial months (pro-rated on the basis of days in the applicable month) between the date a "change in control" of the Company (as defined in the Plan) occurs and December 31, 2008, the date the Retention Award is payable to the executive.

        Retention and Severance Agreements.    On October 7, 2007, the Company also entered into Retention and Severance Letter Agreements (collectively, the "Severance and Retention Agreements") between AAI and each of Jonathan Greenberg, John F. Michitsch and Michael A. Boden.

        The Severance and Retention Agreements, also issued under the Plan, provide for Retention Awards to be provided to each of Messrs. Greenberg, Michitsch and Boden on the same terms and conditions as the Retention Awards made to Mr. Strader and Mr. Perry.

        In addition, the Severance and Retention Agreements provide for severance payments and benefits to be provided if the executive is terminated without "cause" or if he terminates employment for "good reason" within the 24-month period following a "change in control" of AAI (as such terms are defined in the Plan). Under the agreements, the executive will be entitled to receive continued payment of his annual base salary (less applicable tax withholding) for a 12-month period and, provided the executive elects COBRA, continued coverage at active employee contribution rates under AAI's group health care plan for a 12-month period following employment termination (together, the "Severance Benefits"). Mr. Greenberg is also entitled to continuation of all other benefits awarded to him under his Letter Agreement with the Company dated August 17, 2004 during this 12-month period. Such continuation of benefits is considered "Severance Benefits" with respect to Mr. Greenberg. Continued salary payments for Mr. Michitsch and Mr. Boden are payable in a lump sum cash payment. The Severance Benefits payable to Mr. Greenberg and Mr. Boden are subject to compliance with a three-month post-termination "Non-Competition Restriction," as defined in the Plan. Each executive is required to execute a release in order to receive Severance Benefits.

        The Severance Benefits payable to Mr. Greenberg under his Retention and Severance Agreement supersede the severance payment and benefits provided under his Letter Agreement with the Company dated August 17, 2004.

        All Retention and Severance Agreements require payments to the executives to be delayed for six months following termination of employment to the extent required by Section 409A of the Code.

        Severance Agreement.    On October 7, 2007, the Company also entered into a Severance Letter Agreement between AAI and Mr. Stuart F. Gray ("Severance Agreement"). The Severance Agreement, also issued under the Plan, provides for Mr. Gray to receive Severance Benefits on the same terms and conditions as Messrs. Greenberg, Michitsch and Boden but for a six month period. Mr. Gray is required to execute a release in order to receive Severance Benefits. The severance payable to Mr. Gray is also subject to a six month delay following employment termination to the extent required by Section 409A of the Code.

        The foregoing description of the Restated Employment Agreement, amendments to the Employment and Success Bonus Agreements, the Retention Agreements, the Severance and Retention Agreements and the Severance Agreement does not purport to be complete, and this description is qualified in its entirety by reference to the agreements and the Plan, which are filed herewith as Exhibits (e)(5), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11), (e)(12), (e)(13) and (e)(14) hereto, and which are incorporated herein by reference.

  Change in Control

        The consummation of the transactions contemplated by the Merger Agreement will constitute a "change in control" for purposes of Mr. Strader's Restated Employment Agreement, Mr. Perry's Employment and Success Bonus Agreements, as amended, and the retention and severance arrangements for the other named executive officers discussed above (together, the "Employment, Retention and Severance Arrangements"). For additional information regarding the estimated payments and benefits due under the Employment, Retention and Severance Arrangements, see the Section entitled "Potential Payments Upon Termination or Change in Control" in the Information Statement attached hereto as Annex A.

  Indemnification of Directors and Officers; Directors' and Officers' Insurance

        The Merger Agreement provides that the Surviving Company will, from and after the Effective Time, indemnify and hold harmless each person who, prior to or as of October 7, 2007, was a director or officer of the Company or any of its subsidiaries, in addition to certain employees specified in the Merger Agreement (each, an "Indemnified Person"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters or in connection with the fact that such Indemnified Person is or was an officer, director or fiduciary of the Company, or of another entity if such service was at the request or for the benefit of the Company, for acts or omissions existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement, to the fullest extent permitted under applicable law and the Company's restated certificate of incorporation and bylaws in effect on October 7, 2007.

        The Surviving Company will, from and after the Effective Time, pay on an as-incurred basis the expenses of any Indemnified Person in defense of any proceeding in advance of the final disposition of such proceeding that is the subject of the right to indemnification. The Indemnified Person must undertake to reimburse the Surviving Company for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that the Indemnified Person is not entitled to indemnification.

        For six years from the Effective Time, Textron (or the Surviving Company) is required to maintain in effect for the benefit of the Company's directors and officers an insurance and indemnification policy with an insurer with a Standard & Poor's rating of at least A that provides coverage for acts or omissions occurring prior to the Effective Time covering each person currently covered by the directors' and officers' liability insurance policy of the Company in effect on October 7, 2007 on terms with respect to coverage and in amounts no less favorable than those of the Company's directors' and officers' insurance policy in effect on such date, so long as the annual premium for this policy would not be in excess of 200% of the last annual premium paid by the Company prior to October 7, 2007 (this 200%, the "Maximum Premium") for such coverage. In the event that the annual premiums for such insurance coverage exceed the Maximum Premium, Textron is required to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium. Textron may satisfy its directors' and officers' liability insurance obligations by purchasing a "tail" policy from an insurer with a Standard & Poor's rating of at least A under the Company's existing directors' and officers' insurance policy, which (i) has an effective term of six years from the Effective Time, (ii) covers each person currently covered by the Company's directors' and officers' insurance policy in effect on October 7, 2007 for actions and omissions occurring on or prior to the Effective Time and (iii) contains terms that are no less favorable than those of the Company's directors' and officers' insurance policy in effect on October 7, 2007.

        The Surviving Company is required to maintain in effect in its (or any successor's) certificate of incorporation and bylaws provisions with respect to indemnification and advancement of expenses with respect to acts or omissions existing or occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement, that are at least as favorable to the present or former directors and officers of the Company as those contained in the Company's restated certificate of incorporation and bylaws as in effect on October 7, 2007.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

  Teaming Agreement

        On July 21, 2004, the Company, through its subsidiary AAI, entered into a teaming agreement (the "Teaming Agreement") with Lockheed Martin Corporation and two Textron subsidiaries, Bell Helicopter Textron Inc. and Textron Systems Corporation. The Teaming Agreement was with respect to the "Eagle Eye Systems Program" relating to vertical tactical unmanned aerial vehicles. The purpose of the Teaming Agreement is to establish a teaming relationship among the parties to cooperate in the pursuit and performance of the "Eagle Eye Systems Program," which includes opportunities to provide prototypes, demonstrators, system design and development, production, derivatives and logistics support to the U.S. Government and non-U.S. Government customers under prime contracts and subcontracts.

        The foregoing summary is qualified in its entirety by reference to the Teaming Agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

  Confidentiality Agreement

        On July 18, 2007, the Company and Textron entered into a confidentiality agreement dated as of July 10, 2007 (the "Confidentiality Agreement") to facilitate the mutual sharing of information in order to allow Textron and the Company to evaluate a potential transaction. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is included as Exhibit (e)(4) and is incorporated herein by reference.

  Tender and Support Agreement

        As an inducement and condition to enter into the Merger Agreement, Textron and Purchaser entered into a tender and support agreement (the "Tender and Support Agreement") with Mr. Warren G. Lichtenstein, Chairman of the Company Board, and Mr. Glen M. Kassan, a Company director, and certain entities controlled by Mr. Lichtenstein (collectively, the "Supporting Stockholders"), dated as of the date of the Merger Agreement. Pursuant to the Tender and Support Agreement, each of the Supporting Stockholders has agreed, with respect to all Shares beneficially owned by him or it, to tender and, if a stockholder vote is required, to vote in favor of the Merger Agreement, and the transactions contemplated therein, and against, among other things, any acquisition proposal or other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Textron of the transactions contemplated by the Merger Agreement, in each case in accordance with the terms and subject to the conditions of the Tender and Support Agreement, unless (i) the Merger Agreement has been terminated in accordance with its terms, (ii) the Tender and Support Agreement has been terminated in accordance with its terms or (iii) the Offer shall have been terminated by Purchaser in accordance with the terms of the Merger Agreement. As of October 15, 2007, the Supporting Stockholders collectively beneficially own approximately 1,935,950 Shares and own options to acquire another 75,000 shares of Company common stock.

        Pursuant to the Tender and Support Agreement, each Supporting Stockholder also agreed that from October 7, 2007 until the second anniversary of the Effective Time, none of the Supporting Stockholders or their affiliates (other than publicly traded companies) will, directly or indirectly, solicit for employment, otherwise solicit the services of or employ certain current executives of the Company and will not cause, encourage or influence any such solicitation by an affiliate which is a publicly traded company. However, the Tender and Support Agreement does not restrict the solicitation or employment by a Supporting Stockholder or its affiliates of any such person whose employment is terminated by the Company or any of its subsidiaries without cause or who terminates his employment for good reason in accordance with his employment contract with the Company, provided in each case the solicitation of such person occurs after the date of such termination.

        The foregoing summary is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

  Continuation of Medical and Dental Coverage for Outside Director

        The Merger Agreement also obligates the Surviving Company to provide the Company's outside director Mr. Thomas A. Corcoran and his spouse with continued medical and dental coverage for a period of three years following the Effective Time that is substantially comparable, in the aggregate, to the medical and dental coverage provided to Mr. and Mrs. Corcoran by the Company immediately prior to the Effective Time. The cost of this coverage is not expected to be material.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

  Company's Employee Stock Purchase Program

        The Merger Agreement provides as soon as practicable following the date of the Merger Agreement, the Company Board (or, if appropriate, any committee of the Company Board administering the Company's Employee Stock Purchase Plan (the "ESPP")), shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP, (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement and (ii) cause the ESPP to be suspended effective as of the later of: (A) a date that is no later than fifteen days after the date of the Merger Agreement or (B) a date that is the last business day of the calendar month in which the date of the Merger Agreement occurs. Such suspension shall cause the "offering period" in effect to be the final "offering period" under the ESPP and subject to consummation of the transactions contemplated, the ESPP shall terminate immediately prior to the Effective Time. The ESPP facilitates open market purchases of Shares by employees through a brokerage arrangement.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Employee Benefits

        The Merger Agreement provides that each non-union employee will be provided with compensation and employee benefits that are, in the aggregate, substantially comparable to those provided immediately prior to the Effective Time and each employee of the Company and its subsidiaries shall be given credit for all service with the Company (other than benefit accrual but including accrual under the vacation plans) under all employee benefit plans.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

  The Board's Recommendation

        The Company Board unanimously (other than one recused director) adopted resolutions which, among other things (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) recommended that holders of Shares tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        The Company Board unanimously (other than one recused director) recommends that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. A letter to the Company's stockholders communicating the recommendation of the Company Board is filed herewith as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference.

  Intent to Tender

        To the knowledge of the Company after making reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender to Purchaser pursuant to the Offer any Shares owned of record or beneficially owned by such person or entity.

  Background for the Board's Recommendation

        Over the past several years, the Company Board, together with senior management, has regularly engaged in a review of the Company's business and strategic alternatives to enhance stockholder value. These alternatives included acquisitions, divestitures, investments, business combinations, financing opportunities and stock repurchase programs. From time to time, the Company Board and management have consulted with various investment banks about possible alternatives. In addition, over the past few years, the Company has from time to time received unsolicited offers to acquire the Company, each of which was rejected by the Company Board because, at the time, the Company Board believed that continuing to pursue other business and strategic alternatives was in the best interests of the stockholders of the Company.

        From time to time over the last four years, certain subsidiaries of Textron have maintained various business relationships with the Company. On July 21, 2004, Bell Helicopter Textron Inc., Textron Systems Corporation ("Textron Systems"), Lockheed Martin Corporation and AAI, entered into a teaming agreement with respect to the "Eagle Eye Systems Program" relating to vertical tactical unmanned aerial vehicles. From time to time over the last five years, members of management of Textron have had contact with the Company about a possible business combination. These contacts have been preliminary and, prior to the events described below, none of these contacts led to any substantive discussions or negotiations of a possible transaction, such as the Offer.

        On May 18, 2007, at the Annual Meeting of the Company Board, Mr. Lichtenstein, the Chairman of the Company Board, advised the Company Board that he believed that he and management should consult with investment bankers to explore strategic alternatives, including a possible sale of the Company, and report back to the Company Board at a later date. During June 2007, Mr. Lichtenstein and Mr. Strader, the Chief Executive Officer and President of the Company, met with investment bankers to solicit their views on strategic alternatives. On June 25, 2007, the Company Board authorized management to engage J.P. Morgan Securities Inc. ("JPMorgan") as the Company's exclusive financial advisor in connection with a possible sale of the Company. On June 29, 2007, the Company and JPMorgan executed an engagement letter pursuant to which JPMorgan was so engaged.

        During the week of July 9, 2007, JPMorgan made initial contact with approximately 20 parties that it had identified, to determine whether any of such parties was interested in executing a confidentiality and standstill agreement with the Company and receiving certain confidential information regarding the Company and its business. Over the subsequent weeks, 17 parties executed confidentiality and standstill agreements and received such confidential information, including Textron, which executed a confidentiality and standstill agreement with the Company on July 18, 2007. At the time, one of the members of the Company Board recused himself from discussions and deliberations of the Company Board with respect to the potential sale process due to his affiliation with one of the parties that executed a confidentiality and standstill agreement. The parties were requested by JPMorgan to provide the Company with an initial indication of interest, including a price per Share that they would be willing to pay for the Company as a condition to conducting further discussions and due diligence.

        Between July 25 and July 31, 2007, the Company received preliminary indications of interest from seven parties (six of whom were strategic bidders), with a value range of between $65.00 and $78.00 per Share. Textron submitted its non-binding indication of interest to JPMorgan on July 25, 2007 to acquire the Company at $70.00 per Share. Each of the seven parties was then invited to attend management presentations and to conduct a due diligence review of the Company and its business. Meetings with management were conducted in late July and early August 2007 and each of the parties continued to conduct due diligence throughout this period. On August 9, 2007, Company management, including Mr. Strader, made in-person presentations regarding the Company's business to senior management of Textron and Textron Systems. On August 23, 2007, a representative of JPMorgan contacted a member of senior management of Textron and requested that Textron submit by September 12, 2007 a definitive proposal for an acquisition of the Company. On August 26, 2007, six of the seven parties that submitted a preliminary indication of interest were provided with a form of merger agreement prepared by Proskauer Rose LLP, counsel to the Company ("Proskauer"). Those six parties were also provided with a draft disclosure letter prepared by the Company on August 29, 2007.

        On September 8, 2007, Frank L. Tempesta, President of Textron Systems, and Lewis B. Campbell, Chairman of the Textron board of directors, met with Mr. Strader and conveyed to him Textron's interest in acquiring the Company and in having Mr. Strader remain in his leadership role at the Company following a potential acquisition by Textron. Mr. Strader expressed interest in continuing to lead the Company after an acquisition by Textron.

        Between September 12 and September 15, 2007, four of the parties (all of whom, including Textron, were strategic bidders) submitted bids to purchase the Company, which bids included, among other things, the conditions associated with each bid, as well as detailed comments on the form of merger agreement previously provided to them. The bids ranged from $72.00 to $80.00 per Share. On September 12, 2007, Textron submitted its revised bid of $76.00 per Share to the Company, together with Textron's comments on the proposed draft merger agreement. On September 16, 2007, Mr. Strader informed Mr. Tempesta that the Company was continuing to consider Textron's bid. On September 17, 2007, the Company Board met to consider the four bids, including the related conditions and proposed contract terms. Representatives of JPMorgan and Proskauer participated in that meeting. Mr. Strader advised Mr. Tempesta that the Company Board had met to review the various proposals it had received and indicated that the Company would likely request that all bidders submit a final proposal by sometime during the following week. After that meeting, JPMorgan contacted each of the bidders to highlight certain issues of particular importance to the Company Board, and to request that they submit their best and final offer by close of business on September 19, 2007.

        On September 19, 2007, three of the bidders, including Textron, submitted their revised offers to the Company, which ranged from $78.00 to $80.00 per Share. Textron's revised offer was at $80.00 per Share. The Company, following discussions with JPMorgan and Proskauer, decided to focus efforts on the two top bidders. Each of the bidders was asked to make its best and final offer by no later than 10:00 a.m. on September 24, 2007. On September 20, 2007, Mr. Strader informed Mr. Tempesta that the Company Board would likely meet on September 25, 2007 and select one bidder with whom to complete negotiations of a mutually satisfactory merger agreement. JPMorgan and Proskauer had numerous discussions with the bidders during the next several days, and management continued to provide due diligence materials to, and discuss various aspects of the Company and its business with, the bidders. In particular, on September 23, 2007, representatives of Proskauer, together with the Company's general counsel, met by telephone with representatives of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Textron ("Skadden"), together with Textron's Vice President and Deputy General Counsel, to negotiate the terms of the Merger Agreement. A representative of JPMorgan was also present at that meeting.

        On the morning of Monday, September 24, 2007, a member of Textron's senior management advised JPMorgan that Textron had submitted its best and final offer of $80.00 per Share on

September 19, 2007. During the course of the day, Mr. Strader had various telephone conversations with Mr. Tempesta. During such conversations, Mr. Strader proposed that Textron submit a higher offer, such as $81.00 per share. Mr. Tempesta advised Mr. Strader that Textron management would not submit another offer until it received a counteroffer. Mr. Strader said then the counteroffer would be $82.00 per Share. Mr. Tempesta advised that he believed that the Textron Board would reject $82.00 per Share, but would likely approve a price of $81.00 per Share, assuming that the parties moved quickly to resolve all remaining issues, including finalizing the merger agreement. The other bidder declined to submit a final offer. The Company Board met by telephone on the evening of September 24 to discuss the terms of the proposed transaction with Textron. Representatives of JPMorgan and Proskauer participated in that meeting. At that meeting, the Company Board authorized management to continue negotiations with Textron to resolve all remaining issues as quickly as possible. After that meeting, a member of Textron senior management was informed that the Company Board had authorized Company management to proceed with negotiating a definitive merger agreement with Textron at a purchase price of $81.00 in cash per Share. On September 25, 2007, Mr. Tempesta telephoned Mr. Strader to discuss the status of negotiations regarding the merger agreement, as well as proposed changes to Mr. Strader's employment agreement. Later that day, Skadden provided Proskauer with suggested changes to Mr. Strader's employment agreement with the Company. Over the next several days, representatives of Proskauer and Skadden continued to negotiate the terms of the merger agreement.

        On September 26, 2007, Skadden sent a draft of the proposed tender and support agreement to Proskauer and to Olshan Grundman Frome Rosenzweig & Wolosky LLP, legal counsel to the Supporting Stockholders.

        On the evening of Thursday, September 27, 2007, the Compensation and Stock Option Committee of the Company Board (the "Compensation Committee") met telephonically and unanimously determined that the existing employment, change-in-control, option, severance and other compensation arrangements with officers, employees and directors of the Company, and the Restated Employment Agreement, the amendments to Mr. Perry's Employment and Success Bonus Agreements, the Retention Agreements, the Severance and Retention Agreements, the Severance Agreement and the compensation arrangements with various officers, employees and directors of the Company contemplated by the Merger Agreement constitute employment compensation, severance or other employee benefit arrangements within the meaning, and for the purpose, of Rule 14d-10(d) promulgated pursuant to the Exchange Act.

        Immediately following the meeting of the Compensation Committee, the Company Board met telephonically to formally consider the proposed acquisition of the Company by Textron. Also in attendance were members of the Company management team and representatives from JPMorgan and Proskauer. During this meeting:

  •
  representatives of Proskauer outlined the principal terms of the proposed definitive merger agreement in substantially final form in the form of a matrix distributed to the Company Board prior to the meeting; and

  •
  JPMorgan reviewed its analysis of the financial terms of the Transaction and delivered to the Company Board its oral opinion to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $81.00 per share in cash to be received by holders of Shares pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders.

        After extensive discussion and deliberation, the Company Board unanimously (other than one recused director) (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that holders of Shares tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. The Company Board recommends that holders of Shares tender their shares to Purchaser in the Offer, and, if required by applicable law, adopt the Merger Agreement. JPMorgan confirmed its oral fairness opinion in writing to the Company Board. After that meeting, a member of the Company's senior management informed Textron that the Company Board had approved the transaction at a meeting held that evening.

        From September 27, 2007 through October 7, 2007, the parties worked to finalize the merger agreement, while Textron completed certain confirmatory due diligence. The Company and Textron then executed the Merger Agreement during the evening of October 7, 2007 and made a public announcement prior to the opening of trading on the NYSE Euronext, Inc. (the "NYSE") on Monday, October 8, 2007.

  Reasons for the Board's Recommendation

        Prior to approving the Merger Agreement and recommending that the stockholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

  •
  the Company's business, prospects, financial condition, results of operations and strategy;

  •
  the current market conditions and the Company's historical trading prices;

  •
  that the Offer represented a premium of approximately 20% to the average closing price for the 60 trading days prior to the announcement of the Merger Agreement on October 8, 2007;

  •
  that the Offer represented a premium of approximately 15% to the average closing price for the last trading day prior to Textron's submission of its bid letter on September 19, 2007;

  •
  the lengthy negotiations with Textron and others, which led the Company Board to believe that Textron's offer represented the highest price Textron was willing to pay and the highest price reasonably attainable for the Company's stockholders;

  •
  the Company Board's determination that it was unlikely that a third party would offer a more compelling alternative than Textron;

  •
  the resulting competitive challenges and pressures that could arise if the Company elected to remain independent and its competitors combined with each other or a third party, including Textron;

  •
  the uncertainty relating to other proposals the Company received or could receive, including the risks relating to a foreign acquirer with the significant uncertainty relating to foreign regulatory schemes;

  •
  the limited number of potential acquirers in the industry with the available financial resources required to consummate an acquisition of the Company;

  •
  the lack of any financing condition in the Merger Agreement and Textron's representation that it has, or will have prior to the expiration of the Offer, sufficient cash, cash equivalents, available lines of credit or other sources of immediately available funds to pay for the Shares;

  •
  the results of the solicitations by the Company and JPMorgan of the other parties most likely to be interested in an acquisition of the Company, which solicitations did not result in any higher acquisition proposals;

  •
  that the Transaction provides for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-Share cash payment, thereby enabling the Company's stockholders to obtain the benefits of the Transaction at the earliest possible time;

  •
  the lack of any required approval by Textron's stockholders to complete the Transaction;

  •
  the financial and other terms and conditions of the Merger Agreement including, but not limited to, the fact that the terms of the Merger Agreement (i) do not act to preclude other third parties from making proposals after execution of the Merger Agreement, (ii) will not prevent the Company Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third party which has made an unsolicited proposal that is a superior proposal to the Company's stockholders, and (iii) will permit the Company, subject to payment of a customary termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that is a superior proposal to the Company's stockholders;

  •
  the Company Board's assessment of the closing conditions and the risks of not closing; and

  •
  the oral fairness opinion of JPMorgan.

        In making its recommendation, the Company Board was aware of and took into consideration that (a) certain Company directors, including the Company's Chairman, and (b) certain Company executives, may have interests in the Transaction that are different from or in addition to the interests of the Company's stockholders generally as a result of the agreements referred to in "Item 3. Past Contacts, Transactions, Negotiations and Agreements," including the fact that (i) in the absence of an acquisition, the vesting of Company Stock Options would not be "cashed-out," and unvested Company Stock Options would continue to vest in accordance with their terms and (ii) upon a change in control, such as the completion of the Offer, various bonuses provided for in employment agreements between the Company and certain executives of the Company would become payable.

        The Company Board also recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Transaction, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

        In view of the wide variety of factors considered in connection with its evaluation of the transactions contemplated by the Merger Agreement, the Company Board did not find it practicable to, and did not quantify or assign any relative or specific weights to, the items listed above. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Company Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the various factors, individual members of the Company Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with Textron and Purchaser, and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. However, after taking into account all of the factors described above, the Company Board unanimously (other than one recused director) approved the Merger Agreement and the transactions contemplated thereby, as more fully described above.

  Financial Projections

        Upon request, the Company made available to potential acquirers who signed confidentiality agreements, including Textron, certain non-public business and financial information about the Company, including financial projections through the fiscal year ending December 31, 2011. The Company also made available to JPMorgan certain non-public business and financial information about the Company, including the financial projections made available to potential acquirers through the fiscal year ending December 31, 2011.

        The projections provided to potential acquirers included the following estimates of the Company's future financial performance through the fiscal year ending December 31, 2011, for the Company as an independent company (i.e., without regard to the impact on the Company of the Transaction) (collectively, the "Projections"):

Management's Financial Projections
(all amounts in millions of dollars)

	2007	2008	2009	2010	2011
Net Sales	$696	$817	$878	$970	$1,057
Operating Income(1)	73	83	94	107	120
EBITDA(2)	90	101	115	130	144
Free Cash Flows(3)	75	85	98	112	125

(1)
Excludes (i) non-cash expenses related to FAS 123, (ii) estimated non-cash expenses related to the Company's long term incentive plan of $1.8 million in 2007 and (iii) estimated non-cash compensation expense of $3.4 million in 2007.

(2)
EBITDA calculated as operating income plus depreciation and amortization expense and excludes other income.

(3)
Free cash flows is defined as adjusted EBITDA less normalized capital expenditures.

  Principal assumptions:

        The Company's non-public business and financial information and Projections that the Company provided to Textron during the course of Textron's due diligence investigation of the Company were prepared and provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. The Company provided the Projections to JPMorgan solely for its use in the discounted cash flow analysis undertaken as part of the financial analyses conducted by JPMorgan. There is no guarantee that any of the Projections will be realized, or that the assumptions on which they are based will prove to be correct.

        The Company does not as a matter of course make public any projections as to future performance or earnings beyond limited guidance for periods no longer than one year, and the Projections set forth above are included in this Schedule 14D-9 only because this information was provided to Textron, its advisors and JPMorgan. The Projections were prepared by Company management solely for use in connection with a potential transaction and not with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and neither the Company's independent auditors, nor any other independent accountants, have examined, compiled or otherwise applied any procedures to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and accordingly assume no responsibility for, and disclaim any association with, the Projections. The Company's internal financial forecasts (upon which the Projections were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections reflect numerous assumptions made by the management of the Company, including those listed above, and general business, economic, regulatory, market and financial conditions and other future events, such as the probability of winning future bids and contracts, as well as other matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control.

Accordingly, there can be no assurance that the assumptions made in preparing the Projections will prove accurate or that any of the Projections will be realized. The Projections cover multiple years and such information by its nature becomes less reliable with each successive year.

        The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Projections due to numerous risks and uncertainties, including but not limited to the risk that the Company will face increased competition from larger companies with greater resources; the risk that the Company will not be able to successfully execute its long-term strategy of focusing on target vertical markets; the risk that any economic instability in any of the Company's target vertical markets will adversely impact the Company's business; and the other risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including, without limitation, under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and subsequent periodic reports filed with the SEC. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company's Form 10-K and subsequent periodic reports filed with the SEC.

        The inclusion of the Projections herein should not be regarded as an indication that any of the Company, JPMorgan, Textron, Purchaser or their respective affiliates or representatives considered or consider the Projections to be a prediction of actual future events, and the Projections should not be relied upon as such. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Transaction. There can be no assurance that the announcement of the Transaction will not cause the Company's customers to delay or cancel purchases of the Company's products and services pending the consummation of the Transaction or the clarification of Textron's intentions with respect to the conduct of the Company's business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in the Projections. Further, the Projections do not take into account the effect of any failure of the Transaction to occur and should not be viewed as accurate or continuing in that context. Neither the Company nor its financial advisors makes any representation to any person that the analysis will reflect the future results of the Company. Except as required by law, none of the Company, JPMorgan, Textron, Purchaser or any of their respective affiliates or representatives intends to update or otherwise revise the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error.

        The Company's stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9.

  Opinion of JPMorgan

        Overview.    Pursuant to an engagement letter dated June 29, 2007, the Company retained JPMorgan as its exclusive financial advisor in connection with the proposed Transaction.

        Opinion.    At the meeting of the Company Board on September 27, 2007, JPMorgan delivered its oral opinion, which opinion was later confirmed in writing, to the Company Board that, as of September 27, 2007 and based upon and subject to the factors and assumptions set forth therein, the consideration (i.e., the right of each Company stockholder, (i) in the case of the Offer, to receive for each Share the Offer Price and (ii) in the case of the Merger, to convert each Share into the right to receive the Merger Consideration, all as described in the Merger Agreement and summarized in JPMorgan's written opinion) was fair, from a financial point of view, to such stockholders.

        The full text of the written opinion of JPMorgan, dated September 27, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated herein by reference. The summary of JPMorgan's opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company's stockholders are urged to read the opinion in its entirety. JPMorgan provided its opinion to the Company Board in connection with and for the purposes of the Company's evaluation of the Transaction contemplated by the Merger Agreement. The JPMorgan opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to any matter. JPMorgan's opinion did not address, in the case of the Merger, (i) consideration to be received for Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, (ii) any Shares held by the Company as treasury stock or by any subsidiary of the Company and (iii) any Shares owned by Textron or Purchaser or any of their respective subsidiaries.

        In arriving at its opinion, JPMorgan, among other things:

  •
  reviewed the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business;

  •
  reviewed certain reports published by industry and equity analysts; and

  •
  performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of its opinion.

        JPMorgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

        JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by the Company or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of the Company or Textron under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. JPMorgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to JPMorgan. JPMorgan also assumed that the representations and warranties made by the Company and Textron in the Merger Agreement and the related agreements are and will be true and correct in all ways material to JPMorgan's analysis. JPMorgan relied as to all legal, regulatory and tax matters relevant to the rendering of its opinion upon the assessments made by advisors to the Company. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

        JPMorgan's opinion is based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of, the date of such opinion. Subsequent developments may affect JPMorgan's opinion, and JPMorgan does not have any obligation to update, revise, or reaffirm such opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the proposed Transaction, and JPMorgan has expressed no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

        In accordance with customary investment banking practice, JPMorgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by JPMorgan in connection with providing its opinion.

        Projections.    The projections furnished to JPMorgan by the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to JPMorgan in connection with JPMorgan's analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

        Public Trading Comparables Analysis.    Using publicly available information, JPMorgan compared selected financial and operating data of the Company with similar data for selected publicly traded companies engaged in businesses which JPMorgan deemed to be relevant to the Company's business. The companies selected by JPMorgan included Lockheed Martin Corp., General Dynamics Corp., Northrop Grumman Corp., Raytheon Co., L-3 Communications Holdings, Inc., Harris Corp., Alliant Techsystems Inc., DRS Technologies Inc., Esterline Technologies Corp., DynCorp International, Inc., EDO Corp., Cubic Corp., AeroVironment, Inc. and Argon ST, Inc.

        These companies were selected, among other reasons, because they share similar business characteristics to the Company based on operational characteristics and financial metrics on one hand, and because of their significant exposure to the defense industry in the United States, on the other hand. However, none of the companies selected is identical or directly comparable to the Company. Accordingly, JPMorgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies. Other companies were considered but not deemed relevant.

        For each of the selected companies, JPMorgan calculated Firm Value divided by the estimated earnings before interest, taxes, depreciation and amortization ("EBITDA") for the calendar years ending December 31, 2007 and December 31, 2008, which are respectively referred to as "Firm Value/2007E EBITDA Multiple" and "Firm Value/2008E EBITDA Multiple."

        For this analysis, "Firm Value" of a particular company was calculated as market value of that company's common stock (as of September 26, 2007) plus the value of that company's indebtedness,

capital leases and minority interest and preferred stock, minus that company's cash and cash equivalents, and marketable securities.

        The following table reflects the Firm Value, Firm Value/2007E EBITDA Multiple and Firm Value/2008E EBITDA Multiple of the selected companies reviewed by JPMorgan:

Company	Firm Value ($mm)	2007E EBITDA Multiple	2008E EBITDA Multiple
Large Capitalization Companies
Lockheed Martin	46,078	8.7x	8.3x
General Dynamics	35,781	10.3x	9.3x
Northrop Grumman	31,570	8.7x	8.2x
Raytheon	28,867	11.0x	10.0x
L-3	17,286	10.5x	9.8x
Medium/Small Capitalization Companies
Harris	9,313	11.2x	9.7x
Alliant Techsystems	5,336	10.9x	9.7x
DRS Technologies	3,998	10.1x	9.0x
Esterline	1,982	11.0x	9.5x
DynCorp	1,841	10.1x	8.7x
EDO Corp(2)	1,553	13.1x	7.5x
Cubic Corp	1,085	15.5x	N/A
AeroVironment	442	13.5x	11.9x
Argon ST	415	11.0x	N/A

(2)
The EDO Corp. share price is as of September 14, 2007, prior to the announcement of its sale to ITT.

        Based on the results of this analysis and on JPMorgan's judgment and experience, JPMorgan derived a Firm Value/2008E EBITDA Multiple range of 8.5-10.5x. This range was derived from the medium/small capitalization companies which JPMorgan deemed most representative of the Company's trading value. JPMorgan then applied that range to the comparable forecast information with respect to the Company provided by the Company's management to calculate a per share implied equity value range based on the Firm Value/2008E EBITDA Multiple of $62.20 to $77.03.

        Comparable Precedent Transactions Analysis.    JPMorgan analyzed publicly available information regarding the following selected defense industry transactions: Northrop Grumman's acquisition of Newport News, L-3 Communications' acquisition of Aircraft Integration Systems, Northrop Grumman's acquisition of TRW, General Dynamics' acquisition of General Motors Defense, DRS Technologies' acquisition of Integrated Defense, General Dynamics' proposed acquisition of Alvis, BAE Systems' acquisition of Alvis(3), BAE Systems' acquisition of United Defense Industries, DRS Technologies' acquisition of Engineered Support Systems, Armor Holdings' acquisition of Stewart & Stevenson, BAE Systems' acquisition of Armor Holdings and ITT Corp's acquisition of EDO Corp. These transactions were deemed to be most relevant in evaluating the Transaction in JPMorgan's judgment. Other transactions were considered, but were not deemed to be relevant based on a variety of factors, including, among other things, the transaction date, transaction size, transaction terms, target geographic location and target operational characteristics and asset mix.

(3)
BAE Systems bid for Alvis topped the proposal of General Dynamics.

        For each of the selected transactions, JPMorgan calculated the transaction value divided by the EBITDA for the latest twelve months as of the quarter ended immediately prior to the announcement of the respective transactions ("LTM EBITDA"), which is referred to as "Transaction Value/LTM

EBITDA Multiple". In addition, JPMorgan calculated the transaction value divided by the EBITDA for the next twelve months after the announcement of the respective transactions ("NTM EBITDA"), which is referred to as "Transaction Value/NTM EBITDA Multiple."

        Based on the results of this analysis and on JPMorgan's judgment and experience, JPMorgan derived a Transaction Value/NTM EBITDA Multiple of 10.0-12.0x. JPMorgan then applied that range to the comparable estimated forecast information from October 1, 2007 to September 30, 2008 with respect to the Transaction provided by the Company's management to calculate a per share implied equity range for the Company based on the Transaction Value/NTM EBITDA Multiple of $71.38 to $85.82.

        Discounted Cash Flow Analysis.    JPMorgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Company's Common Stock. JPMorgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2007 through 2017 based upon (i) financial projections for the Company prepared by the Company's management for fiscal years 2007 through 2011; and (ii) extrapolations prepared by JPMorgan from the Company's financial information and financial projections for fiscal years 2012 through 2017, which the Company deemed reasonable and appropriate. JPMorgan also calculated a range of terminal asset values of the Company at the end of the period ending December 31, 2017 by applying a perpetual unlevered free cash flow growth rate ranging from 2.50% to 3.00%. The perpetual unlevered free cash flow growth rate was based on JPMorgan's judgment and experience. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.0% to 10.0%, which were chosen by JPMorgan based upon an analysis of the weighted average cost of capital of the Company and JPMorgan's judgment and experience. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company's (i) estimated excess cash and total debt balances on August 17, 2007; and (ii) option exercise proceeds on August 21, 2007. Based on these assumptions, the discounted cash flow analysis implied a range for the Company's common stock of $66.96 to $81.29 per share.

        Other Information.    JPMorgan also reviewed the 52-week trading range of the Company's Common Stock, the 12-month volume weighted average price of the Company's Common Stock and analyst price targets for the Company's Common Stock. JPMorgan noted that each of the preceding were not deemed relevant valuation methodologies for purposes of its opinion, but were presented merely for informational purposes.

        The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPMorgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPMorgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPMorgan's analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of JPMorgan's analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

        As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. JPMorgan was selected to advise the Company with respect to the Transaction on the basis of such experience and its familiarity with the Company.

        For services rendered in connection with the proposed Transaction, the Company has agreed to pay JPMorgan a fee of approximately $9 million, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to reimburse JPMorgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPMorgan against certain liabilities, including liabilities arising under the federal securities laws.

        JPMorgan and its affiliates have provided investment banking and other services from time to time to the Company, Textron and their respective affiliates, including acting as (i) co-manager in Textron's offering of debt securities in February 2007, (ii) financial advisor to Textron in connection with the sale of its fastening systems business in August 2006 and (iii) joint lead arranger and bookrunner in connection with Textron's revolving credit facility in March 2005. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of the Company or Textron for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Information pertaining to the retention of JPMorgan in "Item 4. The Solicitation of Recommendation—Opinion of JPMorgan," is incorporated herein by reference.

        Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the holders of Shares on its behalf concerning the Offer.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Other than a gift of 100 Shares by Frederick M. Strader, the Chief Executive Officer and President of the Company, to his son, Kent C. Strader, on September 6, 2007 in exchange for no consideration, and in the ordinary course of business in connection with the Company's employee benefit plans, during the past 60 days no transactions in shares of Company common stock have been effected by the Company or, to the best of the Company's knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  Subject Company Negotiations

        Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

  Transactions and Other Matters

        Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Company Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.    ADDITIONAL INFORMATION

  Section 14(f) Information Statement

        The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Textron, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of stockholders, as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

  Top Up Option

        Subject to the terms and conditions of the Merger Agreement, the Company has granted to Purchaser the option to purchase from the Company, at a cash price per share equal to the Offer Price, up to an additional number of Shares such that immediately after the issuance of those additional Shares, Purchaser will own one Share more than 90% of the outstanding Shares on a fully diluted basis (the "Top Up Option"). The Top Up Option may not be exercised for a number of Shares in excess of the Company's then authorized and unissued Shares, including as authorized and unissued Shares any Shares held in the treasury of the Company.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

  Delaware General Corporation Law

        General.    Under Delaware law, if Purchaser becomes the owner of at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without the approval of the Company's stockholders. However, if Purchaser does not become the owner of at least 90% of the outstanding Shares, a vote of the Company's stockholders will be required to adopt the Merger Agreement. As a result, the Company will also have to comply with the federal securities laws and regulations governing stockholder votes. Among other things, the Company will, if required by applicable law, prepare and distribute a proxy or information statement and as a consequence a longer period of time will be required to effect the Merger.

        Appraisal Rights.    The holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the Effective Time will have the right pursuant to the provisions of Section 262 of the DGCL (the "Appraisal Provisions") to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Company do not agree on the fair value, the stockholder will have the right to a judicial determination of fair value of the stockholder's Shares and to receive payment of this fair value in cash, together with any interest as determined by the court. Fair value is determined exclusive of any element of value arising from the accomplishment or expectation of the Merger. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the Merger Consideration. Expenses of any appraisal proceeding may be imposed on the Company or the stockholder bringing the appraisal proceeding as determined by the court.

        This summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the full text of the Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of appraisal rights.

        State Takeover Statutes.    A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to the acquisition of securities of corporations which are incorporated, or which have substantial assets, stockholders, principal executive offices or principal places of business, in these states.

        Section 203 of the DGCL (the "Takeover Statute") prevents certain "business combinations" (as defined in the Takeover Statute) with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time the person became an interested stockholder, unless (i) prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the Takeover Statute, the Company Board has approved the Merger Agreement, the transactions contemplated under the Merger Agreement, including the Offer, the Merger and the Top Up Option, and the Tender and Support Agreement, and, therefore, the restrictions of the Takeover Statute are inapplicable to the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Top Up Option).

  Antitrust Compliance

        United States.    The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Based upon information available to the Company, we do not believe the Offer or the Merger would be anti-competitive or otherwise contrary to substantive antitrust laws.

        Under the HSR Act, both parties to the transaction are required to submit a Notification and Report Form (the "HSR Application") and observe a 15-day waiting period following Purchaser's filing prior to Purchaser's acquisition of the Shares. During the 15-day waiting period, the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") will examine the legality under the antitrust laws of Purchaser's acquisition of the Shares. At any time prior to the expiration of the 15-day waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Purchaser's acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of

Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. Pursuant to the terms of the Merger Agreement, the parties agreed to use all reasonable best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act.

        Pursuant to the requirements of the HSR Act, Textron filed its HSR Application on October 10, 2007 and the Company intends to file its HSR Application on or before October 22, 2007.

  Foreign Antitrust Laws

        It is also a condition to Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer that required approvals in respect of the transactions contemplated by the Merger Agreement shall have been obtained under the German Act Against Restraints to Competition and the Austrian Cartel Act 2005. Purchaser and the Company have agreed to make the requisite filings under the German Act Against Restraints to Competition (the "ARC") and the Austrian Cartel Act 2005 (the "Cartel Act"). Purchaser is not aware, and the Company has advised Purchaser that it is not aware, of any other applicable restrictions or requirements under antitrust or other competition laws of jurisdictions other than the United States, Austria and Germany ("Foreign Antitrust Laws"). If any other Foreign Antitrust Laws are applicable to the Offer or the Merger, the Company and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger. If such approvals are not obtained, Purchaser may not be obligated to consummate the Offer or the Merger. Pursuant to the terms of the Merger Agreement, the parties agreed to use all reasonable best efforts to obtain the required approvals under the ARC and the Cartel Act.

        On October 15, 2007, Textron filed all documents required pursuant to the ARC. Textron intends to file all documents required pursuant to the Cartel Act on or before October 22, 2007.

  Board Designees

        The Merger Agreement provides that, effective upon the acceptance for payment of any Shares pursuant to the Offer and subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, Textron will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board, giving effect to the election of any additional directors and (ii) the percentage that the number of Shares beneficially owned by Textron and/or Purchaser, including Shares accepted for payment, bears to the total number of Shares outstanding. The Company will use commercially reasonable efforts to cause Textron's designees to be elected or appointed to the Company Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will use commercially reasonable efforts to cause individuals designated by Textron to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Company Board, in each case to the fullest extent permitted by applicable law.

        Following the election or appointment of Textron's designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Textron (the "Continuing Directors") (or the approval of the sole Continuing Director if there is only one Continuing Director) will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action under the Merger Agreement by Textron or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company and any amendment or change to the terms or conditions of employees of the Company who remain employed after the Effective Time. In the event that there are no Continuing Directors as a result of deaths, disabilities, resignations or refusals to serve, then the aforementioned actions may be effected by a majority vote of the Company Board. Following the election or appointment of Textron's designees and until the Effective Time, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by the action of a majority of the Continuing Directors, or the approval of the sole Continuing Director, if there is only one Continuing Director. In the event that there are no Continuing Directors as a result of such individuals' deaths, disabilities, resignations or refusals to serve, then the aforementioned actions may be effected by a majority vote of the Company Board.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

        Textron intends to designate representatives to the Company Board from among the directors and officers of Purchaser and Textron. Background information on these individuals is found on Annex A to this Schedule 14D-9.

  Effects of the Transaction on the Company's 3.75% Senior Convertible Notes due 2024 (the "Notes")

        Conversion of the Notes.    Due to the closing prices of the Shares on the NYSE during a specified measurement period in the third calendar quarter of 2007, the Notes are convertible during the calendar quarter ending December 31, 2007. The Notes will also be convertible if Purchaser becomes the beneficial owner of 50% or more of the outstanding Shares pursuant to the purchase of Shares in the Offer (the "Tender Offer Event"), from October 23, 2007 until the date that is 15 business days after the Tender Offer Event (such conversion period, the "Tender Offer Conversion Period"). The Notes will also be convertible upon consummation of the Merger, from the date that is 15 business days before the date that the Company has announced is the expected Effective Time until the date that is 15 business days after the Effective Time (such conversion period, the "Merger Conversion Period").

        The current conversion rate applicable to the Notes is 25.5864 Shares per $1,000 principal amount of Notes. Upon the occurrence of the Tender Offer Event, the conversion rate may be subject to increase pursuant to the Indenture, dated as of September 15, 2004 (the "Indenture"), by and among the Company, AAI and U.S. Bank National Association, as trustee, if, but only if, the Tender Offer Event shall have occurred. Any such increase in the conversion rate shall be dependent on the difference between the Offer Price and the average of the daily closing prices of the Shares on the NYSE for five consecutive trading days (such trading days to be selected by the Company) within a 30 trading day period prior to the occurrence of the Tender Offer Event.

        In addition to any increase in the conversion rate, holders of Notes that convert their Notes during the Tender Offer Conversion Period shall be entitled to receive, if and only if the Tender Offer Event shall have occurred, an additional amount as provided for by the Indenture (such amount, the "Make-Whole Premium"). Similarly, in addition to any increase in the conversion rate, holders of Notes that convert their Notes during the Merger Conversion Period shall be entitled to receive, if and only if the Merger shall have occurred, the Make-Whole Premium. Notwithstanding the foregoing, Notes surrendered for conversion simultaneously during the Tender Offer Conversion Period and the Merger Conversion Period shall only be entitled to receive one Make-Whole Premium.

        Pursuant to the Indenture, the Company may elect to satisfy any Notes surrendered for conversion and the Make-Whole Premium in cash, shares, or a combination thereof. The Company has agreed in the Merger Agreement to pay any Make-Whole Premium payable in connection with the Offer or the Merger in cash. In addition, pursuant to the Merger Agreement, at Textron's request, the Company shall elect to satisfy in cash all of its obligations related to the surrender of Notes for conversion after the Tender Offer Event has occurred. Pursuant to the Indenture, if payment for Notes surrendered for conversion is settled by the Company in cash, then each $1,000 principal amount of Notes surrendered for conversion will be converted into the right to receive an amount in cash equal to the product of (i) the applicable conversion rate (including any adjustment referred to above pursuant to the occurrence of the Tender Offer Event) and (ii) the average of the closing price of the Shares on the NYSE during the 10 trading days beginning five business days after a notice of conversion from a holder is received. The closing price of the Shares for any such trading day after the Effective Time will equal the Merger Consideration.

        Repurchase of the Notes.    The Indenture provides that upon the occurrence of the Tender Offer Event or the Merger, each holder of Notes will have the right, at such holder's option, to require the Company to repurchase all of its Notes not previously called for redemption, or any portion of such Notes, at a purchase price equal to (i) 100% of the principal amount of all such Notes, plus accrued and unpaid interest (including any contingent interest, if any, and special interest, if any) and (ii) the Make-Whole Premium. As the amount holders of Notes would receive upon surrender of their Notes for conversion exceeds the amount they would receive upon exercise of their repurchase right, the Company believes it is unlikely that holders of Notes will exercise their repurchase right.

        The foregoing summary is qualified in its entirety by reference to the Indenture, which is filed herewith as Exhibit (e)(15) and is incorporated herein by reference.

  Annual Report on Form 10-K and Quarterly Reports on Form 10-Q

        For additional information regarding the business and financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2006, as well as the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007, filed by the Company with the SEC, each of which is incorporated herein by reference.

ITEM 9.    EXHIBITS

(a)(1)	Offer to Purchase, dated October 16, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Textron and Purchaser on October 16, 2007)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Textron and Purchaser on October 16, 2007)
(a)(3)	Letter to Stockholders of the Company, dated October 16, 2007 (filed herewith)*
(a)(4)	Fairness Opinion of JPMorgan to the Company Board, dated September 27, 2007 (incorporated by reference to Annex B to this Schedule 14D-9)*
(a)(5)	Press Release of the Company, dated October 8, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on October 9, 2007)
(a)(6)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex A to this Schedule 14D-9)*
(a)(7)	Form of summary advertisement, published October 16, 2007 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by Textron and Purchaser on October 16, 2007)

(e)(1)
Agreement and Plan of Merger, dated as of October 7, 2007, by and among the Company, Textron and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on October 9, 2007)
(e)(2)
Tender and Support Agreement, dated as of October 7, 2007, by and among Purchaser, Textron, Steel Partners II, L.P., Steel Partners, L.L.C., Warren G. Lichtenstein and Glen M. Kassan (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Textron and Purchaser on October 16, 2007)
(e)(3)	Eagle Eye Core Teaming Agreement, dated as of July 21, 2004, by and among Bell Helicopter Textron Inc., Lockheed Martin Corporation, AAI and Textron Systems Corporation (filed herewith)
(e)(4)	Confidentiality Agreement, dated as of July 10, 2007, by and between the Company and Textron (filed herewith)
(e)(5)
Amended and Restated Employment Agreement, dated as of October 7, 2007, by and between the Company and Frederick M. Strader (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on October 9, 2007)
(e)(6)
Amendment to Employment Agreement, dated as of March 3, 2000, by and between the Company and Mr. James H. Perry (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on October 9, 2007)
(e)(7)
Amendment to Success Bonus Agreement, dated as of April 10, 2002, by and between the Company and Mr. James H. Perry (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Company on October 9, 2007)
(e)(8)	Retention Letter, dated as of October 7, 2007, by and between AAI and Frederick M. Strader (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Company on October 9, 2007)
(e)(9)	Retention Letter, dated as of October 7, 2007, by and between AAI and James H. Perry (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Company on October 9, 2007)
(e)(10)
Retention and Severance Letter Agreement, dated as of October 7, 2007, by and between AAI and Mr. Jonathan A. Greenberg (incorporated by reference to Exhibit 10.6 to the Form 8-K filed by the Company on October 9, 2007)
(e)(11)
Retention and Severance Letter Agreement, dated as of October 7, 2007, by and between AAI and Mr. John F. Michitsch (incorporated by reference to Exhibit 10.7 to the Form 8-K filed by the Company on October 9, 2007)
(e)(12)
Retention and Severance Letter Agreement, dated as of October 7, 2007, by and between AAI and Mr. Michael A. Boden (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by the Company on October 9, 2007)
(e)(13)
Retention and Severance Letter Agreement, dated as of October 7, 2007, by and between AAI and Mr. Stuart F. Gray (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by the Company on October 9, 2007)
(e)(14)	AAI Corporation Change in Control Retention and Severance Plan (incorporated by reference to Exhibit 10.10 to the Form 8-K filed by the Company on October 9, 2007)
(e)(15)
Indenture, dated as of September 15, 2004, by and among the Company, AAI and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 16, 2004)

*
Included in copies mailed to stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITED INDUSTRIAL CORPORATION
By	/s/ FREDERICK M. STRADER Frederick M. Strader Chief Executive Officer and President

Dated: October 16, 2007

ANNEX A

UNITED INDUSTRIAL CORPORATION
124 Industry Lane
Hunt Valley, Maryland 21030
(410) 628-3500

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

        This Information Statement is mailed on or about October 16, 2007, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of United Industrial Corporation ("UIC" or the "Company") to the holders of record of shares of the common stock, par value $1.00 per share (the "Common Stock" or "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Textron Inc. ("Parent") to a majority of the seats on the board of directors of the Company (the "Board").

        On October 7, 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Marco Acquisition Sub Inc. ("Purchaser"), an indirect wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser has commenced an offer to purchase all outstanding shares of Common Stock of the Company in exchange for $81.00 per Share net to the sellers in cash without interest and subject to reduction for any applicable withholding taxes (referred to as the "Offer Price"), upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on October 16, 2007.

        The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company, with the Company surviving the merger as an indirect wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each Share then outstanding (other than Shares in respect of which appraisal rights have been exercised and perfected in accordance with the DGCL and Shares held by Parent, Purchaser, the Company, or any subsidiary of Parent or the Company), will be converted into the right to receive $81.00 per Share or any higher price paid in the Offer, without interest and subject to reduction for any applicable withholding taxes.

        The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on October 16, 2007 and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Parent, Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        The Purchaser commenced the Offer on October 16, 2007. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 13, 2007 unless the Offer is extended by Purchaser.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

        The Merger Agreement provides that effective upon the acceptance for payment of any Shares pursuant to the Offer and subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, Parent will be entitled to designate the number of directors (the "Parent Designees"), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board, giving effect to the election of any additional directors and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser, including Shares accepted for payment, bears to the total number of Shares outstanding. The Company will use commercially reasonable efforts to cause the Parent Designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. The Company will use commercially reasonable efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Board, in each case to the fullest extent permitted by applicable law.

        As of the date of this Information Statement, Parent has not determined who will be the Parent Designees. However, the Parent Designees will be selected by Parent from the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the persons from among whom the Parent Designees will be selected currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, none of the Parent Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. None of the persons listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        The table below sets forth, with respect to each potential Parent Designee, the name, age and present principal occupation or employment and material occupations, positions, offices or employment for the past five years. Each individual listed below is a U.S. citizen except Paul E. Gagné, who is a citizen of Canada. Unless otherwise indicated below, the business address for each such person is 40 Westminster Street, Providence, Rhode Island 02903.

Name	Age	Position
Kathleen M. Bader	56
		Ms. Bader has served as a director of Textron since 2004. She was President and Chief Executive Officer of NatureWorks LLC, which makes proprietary, corn-based plastic resins and was formerly known as Cargill Dow LLC, an equal joint venture between The Dow Chemical Company and Cargill, Incorporated and now a wholly-owned subsidiary of Cargill. She joined Dow in 1973, held various management positions in Dow's global and North American operations, before becoming Chairman, President and Chief Executive Officer of Cargill Dow LLC in February 2004. She assumed the position of President and Chief Executive Officer of NatureWorks in February 2005 following Cargill's acquisition of Dow's interest in Cargill Dow and served in that position until her retirement from NatureWorks in January 2006.
John Condon	60
		Mr. Condon has served as Senior Vice President of Finance and IT of Textron Systems Corporation for over five years. He is responsible for overseeing and managing all aspects of day-to-day finance and IT functions at Textron Systems Corporation.
John R. Curran	52
		Mr. Curran has served as Vice President of Mergers and Acquisitions of Textron since 2000. He is responsible for overseeing and managing business development activities, including mergers, acquisitions and strategic partnerships.
Ted R. French	52
		Mr. French is the Executive Vice President and Chief Financial Officer of Textron. Mr. French joined Textron in December 2000 as Executive Vice President and Chief Financial Officer of Textron Inc. and assumed the additional position of Chairman and Chief Executive Officer of Textron Financial Corporation in January 2004.
Paul E. Gagné	60
		Mr. Gagné has served as a director of Textron since 1995. He is Chairman of the Wajax Income Fund, a leading Canadian distributor and service support provider of mobile equipment, industrial components and power systems, a position he has held since May 2005. Prior to assuming his current position he was President and Chief Executive Officer of Avenor Inc., a Canadian forest products company. He joined Avenor in 1976, became President and Chief Operating Officer in 1990 and assumed the additional position of Chief Executive Officer in 1991, serving in that capacity until November 1997, when he left the company. In 1998, Mr. Gagné joined Kruger Inc., a major Canadian privately held producer of paper and tissue, as a consultant in corporate strategic planning, serving in that capacity until December 2002. He is a director of CAE Inc., Fraser Papers Inc. and Inmet Mining Corporation.

Dain M. Hancock	65
		Mr. Hancock has served as a director of Textron since 2005. He was Executive Vice President of Lockheed Martin Corporation and President of Lockheed Martin's Aeronautics Company from 2000 to 2005; Currently, Mr. Hancock is a consultant for Lockheed Martin Aeronautics.
Frank L. Tempesta	68
		Mr. Tempesta has served as President of Textron Systems Corporation since January 2007. He was Executive Vice President and Chief Operating Officer of Textron Systems Corporation from May 2005 until January 2007. Prior to that, Mr. Tempesta was Executive Vice President of Textron Systems Corporation Since January 2002.

CERTAIN INFORMATION REGARDING THE COMPANY

        Our Common Stock is the only class of voting securities of United Industrial Corporation outstanding. Each share of our Common Stock has one vote. As of close of business on October 15, 2007, there were 9,898,102 shares of Common Stock outstanding.

INFORMATION CONCERNING CURRENT
DIRECTORS AND OFFICERS OF UNITED INDUSTRIAL CORPORATION

Directors

        In accordance with the terms of our restated certificate of incorporation and bylaws, our Board must consist of at least 5 members, which number may be changed pursuant to a resolution of the Board, who are elected at each annual meeting of our stockholders to a term of office to expire at the next annual meeting of our stockholders. The Board is currently composed of six members.

        The following sets forth the name, ages and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o United Industrial Corporation, 124 Industry Lane, Hunt Valley, Maryland 21030. There are no family relationships among any of the executive officers or directors of the Company.

Name	Age	Position	Director Since
Warren G. Lichtenstein	42	Director and Chairman of the Board	2001
Thomas A. Corcoran	63	Director	2003
Glen M. Kassan	64	Director	2002
Robert F. Mehmel	45	Director	2004
General Richard I. Neal	65	Director	2004
Frederick M. Strader	54	Director, Chief Executive Officer and President	2005

        Warren G. Lichtenstein currently serves as the Chairman of the Board and has served as a director since May 2001. Chairman of the Board, Secretary and Managing Member, of Steel Partners, L.L.C. ("Steel LLC"), the general partner of Steel Partners II, L.P. ("Steel"), since January 1996 and the President, Chief Executive Officer and a director of Steel Partners, Ltd., a management and advisory company that provides management services to Steel and its affiliates, since June 1999. Director, BKF Capital Group, Inc., the parent company of John A. Levin & Co., Inc., an investment management firm, since June 2005. Director, WebFinancial Corporation, a consumer and commercial lender, from 1996 to June 2005, Chairman of the Board and Chief Executive Officer from December 1997 to June 2005, and President from December 1997 to December 2003. Chairman of the Board, SL Industries, Inc., a designer and manufacturer of power electronics, power motion equipment, power protection equipment, and teleprotection and specialized communication equipment, since January 2002 and Chief Executive Officer from February 2002 to August 2005. Director, Layne Christensen Company, a provider of products and services for the water, mineral, construction and energy markets, since January 2004. Chairman of the Board, WHX Corporation, a holding company, since July, 2005.

        Thomas A. Corcoran has been a director since October 2003. President and Chief Executive Officer, Corcoran Enterprises, LLC, a management consulting firm, since January 2001. Senior Advisor to the Carlyle Group, a private global investment firm, since January 2001. President and Chief Executive Officer, Gemini Air Cargo, Inc., a global air cargo company, from January 2001 to March 2004. President and Chief Executive Officer, Allegheny Teledyne Incorporated, a specialty materials producer, from October 1999 to December 2000. Various senior executive positions with the Space and Strategic Missiles and Electronics sectors of Lockheed Martin Corporation and a predecessor corporation from 1993 to 1999. Various management positions, including Vice President and General Manager, for the Aerospace segment of General Electric Company from 1983 to 1993. Director, L-3 Communications Holdings, Inc., an aerospace and defense company, since July 1997. Director, REMEC, Inc., a wireless communications equipment manufacturing company, since May 1996. Director, LaBarge Inc., an electronics manufacturing services company since 2005. Director, Standard Aero Holdings, Inc., a provider of after-market MRO services, since May 2005. Member of the Board of Trustees of Stevens Institute of Technology.

        Glen M. Kassan has been a director since October 2002. Executive Vice President, Steel Partners, Ltd. and its predecessor, a management and advisory company that provides management services to Steel, a private investment partnership, and its affiliates, since June 2001, and Vice President of its predecessor from October 1999 through May 2001. Vice President, Chief Financial Officer and Secretary, WebFinancial Corporation, a consumer and commercial lender, since June 2000. Director, SL Industries, Inc. since January 2002, Vice Chairman since August 2005, and President from February 2002 through August 2005. Director, WHX Corporation, a holding company, since July 2005, and Vice Chairman of the Board, Chief Executive Officer and Secretary since September 2005.

        Robert F. Mehmel has been a director since March 2004. Chief Operating Officer of DRS Technologies, Inc., a defense electronic products and systems company, since May 2006 and Executive Vice President, Business Operations & Strategy from January 2001 to May 2006. Director, Corporate Development of Jabil Circuit, Inc., an electronic manufacturing services company, from July 2000 to December 2000. Vice President, Planning of L-3 Communications Holdings, Inc., an aerospace and defense company, from April 1996 to July 2000.

        General Richard I. Neal (Retired) has been a director since June 2004. Military consultant providing mentoring for military officers and staff since September 1999, including Senior Mentor for the U.S. Marine Corps' Marine Air Ground Task Force Staff Training Program since 2000. President, Audio MPEG, Inc., a patent licensing agent, since September 2001. Chief Executive Officer of IP Global, a patent licensing agent from September 1998 to December 2001. Consultant to several defense-related and technology companies since 2000. Chief Integration Officer for Little Harbor Capital, a venture capital company, from 1998 to 2000. Assistant Commandant of the U.S. Marine Corps from 1996 to 1998. Deputy Commander in Chief and Chief of Staff, United States Central Command, from 1994 to 1996. Commanding General, U.S. Marine Corps, 2nd Marine Division, from 1993 to 1994.

        Frederick M. Strader has been a director since May 2005. President and Chief Executive Officer of the Company since August 2003. Chief Executive Officer since August 2003, President since January 2003, and Chief Operating Officer from January 2003 to August 2003 of AAI Corporation, a wholly owned subsidiary of the Company ("AAI"). Executive Vice President of AAI and Vice President and General Manager of AAI's defense and services businesses from May 2001 to December 2002. Vice President of United Defense LP, Armament Systems Division, a designer of large caliber armaments for the Navy, Army and Marine Corps, from 1994 to April 2001.

Executive Officers

        The current Executive Officers of the Company are:

Name	Age	Position
Frederick M. Strader	54	Director, Chief Executive Officer and President
James H. Perry	46	Vice President, Chief Financial Officer and Controller
Jonathan A. Greenberg	40	Vice President, General Counsel, Chief Compliance and Ethics Officer and Secretary
Stuart F. Gray	48	Treasurer
John F. Michitsch	64	Executive Vice President, AAI Corporation
Michael A. Boden	46	Executive Vice President, Operations, AAI Corporation

        Frederick M. Strader has served as a director of the Company since May 2005, as Chief Executive Officer since August 2003, and as President since January 2003. Mr. Strader has served as Chief Executive Officer of AAI since August 2003, Chief Operating Officer of AAI from January 2003 to August 2003, and as Executive Vice President of AAI and Vice President and General Manager of AAI's defense and services businesses from May 2001 to December 2002. Prior to joining the company, Mr. Strader served as Vice President of United Defense LP, Armament Systems Division, a designer of large caliber armaments for the Navy, Army and Marine Corps from 1994 to April 2001. Mr. Strader earned an MBA in finance from the Wharton School, University of Pennsylvania, and a BA from Ripon College.

        James H. Perry has served as Vice President of the Company since May 1998, Chief Financial Officer since October 1995, Treasurer from December 1994 to April 2005, and as Controller since November 2005. Mr. Perry has served as Chief Financial Officer of AAI since July 2000, as Treasurer from July 2000 to April 2005, and as Vice President since 1997. A certified public accountant, Mr. Perry earned a BS in Business Administration with concentrations in both Accounting and Finance from the State University of New York at Buffalo.

        Jonathan A. Greenberg has served as Vice President, General Counsel and Secretary of the Company and AAI since September 2004, and as Chief Compliance and Ethics Officer of the Company since May 2005. Prior to joining the Company, Mr. Greenberg served as Senior Corporate Counsel for Manugistics, Inc., a supply chain technology company, from May 2001 to August 2004 and as General Counsel and Vice President of Business Development, Unibex, Inc., an e-commerce software and technology firm, from July 2000 to May 2001. Mr. Greenberg earned a JD in 1991 from the University of Virginia School of Law and an undergraduate degree with a double major in Russian studies and Foreign Affairs from the University of Virginia in 1988. Mr. Greenberg has been admitted to the District of Columbia and New York bars as well as the U.S. Court of Appeals, Second Circuit, and the federal district courts for the District of Columbia and the Southern and Eastern districts of New York.

        Stuart F. Gray has served as Treasurer of the Company and AAI since April 2005. Prior to joining the Company, Mr. Gray served as Director of Corporate Finance, Wm. T. Burnett & Co. and STX, a manufacturer of foam, fiber and sporting goods products, from May 1996 to April 2005. Mr. Gray earned a BA in Economics from Princeton University in 1981 and an MBA in Finance from the University of Chicago in 1983.

        John F. Michitsch has served as Executive Vice President of AAI since April 2004. Prior to joining AAI, Mr. Michitsch served as a Vice President in Northrop Grumman's Electronic Systems Sector in the Ground Combat Systems division from August 2000 to September 2003. In July 2000, Mr. Michitsch retired from the U.S. Army as a Major General after 35 years of service. General Michitsch earned an MS in Foreign Literature from Case Western Reserve University and a BA in Literature from the University of Dayton.

        Michael A. Boden has served as Executive Vice President, Operations, of AAI since January 1, 2007, and as Executive Vice President, Programs, of AAI from January 2005 to January 2007. From January 2003 to January 2005, Mr. Boden served as President of AAI Services Corporation, a wholly owned subsidiary of AAI ("AAI Services") and from March 2001 to January 2003, as Vice President, Operations of AAI. Mr. Boden earned a BS in Aerospace Engineering from the University of Maryland in 1983 and a MS in Engineering Management from The George Washington University in 1994.

Other Key Employees

        Frank W. Brittain is Vice President of Washington Operations for AAI. Mr. Brittain joined AAI in 1998 as a business development manager for training and simulation products and has been a member of the Washington office staff since 2000. After 28 years of active service, Mr. Brittain retired from the U.S. Army in July 1997. Mr. Brittain earned a BS in Engineering from the United States Military Academy and an MBA from Georgia State University. He also graduated from the Industrial College of the Armed Forces.

        Edward E. Buffington has served as Vice President of the Test Business Unit which develops flight line test equipment for AAI since May 2004. Mr. Buffington oversees ESL Defence Limited, AAI's subsidiary in the UK that develops electro-optical missile warning test and simulation products, as well as AAI's subsidiary, Symtx, a functional test systems manufacturer based out of Austin, Texas. Mr. Buffington is also a member of the board of directors for ESL Defence Limited. From May 2004 to December 2006, Mr. Buffington headed AAI's training systems business unit. Mr. Buffington served for more than four years as Vice President of Business Development for AAI's Defense Business Unit. Mr. Buffington's professional career began at AAI in January 1973 when he joined the company as an electronics engineer. Mr. Buffington earned a BS in Electrical Engineering from the University of Maryland in 1972.

        T. Kathy Heydt has served as the Vice President of Internal Audit of the Company and AAI since 2002. She was previously employed by AAI from July 1977 to 1994 in various finance and business management positions, including the Strategic Business Unit Controller of AAI from 1990 to 1994. Prior to rejoining AAI, Ms. Heydt served as Chief Financial Officer of All Weather Inc. ("All Weather"). Ms. Heydt joined All Weather in 1997 in conjunction with the sale of AAI/SMI, where she served as Subsidiary Controller from 1994 to 1997, to All Weather. Ms. Heydt is a Certified Public Accountant and a Certified Internal Auditor. She earned a BA in Business Administration in 1985 and an International Business and Finance Certificate in 1995 from Loyola College Baltimore.

        Thomas R. Kubik has served as the Vice President of Strategy and Planning for AAI since 1997. Mr. Kubik joined AAI in 1995 as General Manager of its Visual Systems operation in Research Triangle, North Carolina. Before joining AAI, Mr. Kubik was President of Midas Technologies, Inc., a computer networking provider of software and hardware systems to hospital and healthcare markets. Mr. Kubik spent 12 years in the aerospace and defense industry in a variety of financial, strategic planning and program management positions at McDonnell Douglas Corporation and General Dynamics Corporation. Mr. Kubik earned an MBA from the Harvard Business School and a BS in Civil Engineering from Michigan State University.

        O. Paul Lavin is President of AAI Services. AAI Services provides operations, maintenance and logistics, engineering and modifications, training and simulation, and depot support services for government and commercial customers worldwide. Mr. Lavin joined AAI Services in February 2006 from Honeywell Technology Solutions, Inc., where he was Director and General Manager of the Defense Logistics Group responsible for providing tailored, comprehensive logistic solutions to its customers. Before that, Mr. Lavin was Director of Air Force programs where he led sales, marketing and aftermarket activities for all Honeywell Defense and Space programs with the U.S. Air Force.

Mr. Lavin earned a BS in Aeronautics from Embry-Riddle Aeronautical University and an MBA from Arizona State University.

        Anna-Maria Gonzalez Palmer is Vice President of Human Resources for AAI. Before joining AAI in July 2005, Ms. Palmer was Director of Human Relations for both the Food Service and Flavor divisions of McCormick & Co., Inc. During her 15 years with McCormick, Ms. Palmer served as Director of Corporate Sourcing, Retention, and Organizational Development. Ms. Palmer earned a master's degree in Administrative Science in 1990 from The Johns Hopkins University and a BS in Journalism in 1984 from West Virginia University.

        Robert J. Peters has served as Vice President of Business Development for AAI since April 2004 and Vice President of Training Systems for AAI since January 2007. Before joining AAI in 2002, Mr. Peters was Vice President of Sales and Marketing for American Science and Engineering, Inc., a company specializing in the development, production, and fielding of x-ray security systems for seaport, land border and aviation security. Mr. Peters spent 14 years in development and production of defense-related technologies, including Director of Advanced Programs at General Dynamics Defense Systems, Director of Land Combat Systems Business Development at Lockheed Martin Defense Systems, Manager of Advanced Systems Engineering at General Electric Aerospace Automated Systems, and Senior Systems Engineer at RCA. Mr. Peters earned master's degrees in Biomedical Engineering from Worcester Polytechnic Institute and Electrical Engineering from Northeastern University and a BS from Worcester Polytechnic Institute.

        David A. Phillips has served as Vice President of Advanced Programs for AAI since April 2004. Also under his direction is AAI-Advanced Programs, Mississippi Operations. Mr. Phillips joined AAI in 2003 as Director of Armament Programs. Prior to joining AAI, Mr. Phillips spent 21 years at United Defense LP, formerly BMY Combat Systems, where he last served as Director of Artillery Programs for the company's Ground Systems Division. Mr. Phillips earned an MS in Engineering Management from The George Washington University, and a BS in Engineering from the University of Alabama. He is also a graduate of Defense Acquisition University, formerly Defense Systems Management College Program Manager's Course.

        Steven E. Reid has served as Vice President of Unmanned Aircraft Systems for AAI since March 2005. He also oversees Aerosonde Pty Ltd, AAI's subsidiary in Australia. He was previously AAI's Program Director for Tactical Unmanned Aerial Vehicle Systems, including the Shadow 200 Program selected by the U.S. Army as its frontline intelligence-gathering, surveillance and reconnaissance tactical unmanned aircraft system. Mr. Reid served as Vice President of Programs and Business Development for Pioneer UAV, Inc., a company owned equally by AAI and Israel Aircraft Industries, and was responsible for the development and production of Pioneer unmanned aircraft systems for the U.S. Navy and U.S. Marine Corps. Mr. Reid joined AAI in 1979 as a Manufacturing Production Planner and subsequently held a variety of program, project development and production positions within the company's Defense Systems business unit. Mr. Reid earned a BS in Operations Management from the University of Delaware and an MBA from Loyola College in Baltimore. He is also a graduate of Defense Acquisition University, formerly Defense Systems Management College Program Manager's Course.

Board Committees and Meetings

Committees of the Board

        The Company has an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation and Stock Option Committee. Each of these committees is described below.

Audit Committee

        The Audit Committee consists of Mr. Kassan, who has chaired the committee since October 2003, Mr. Corcoran, who has been a member since October 2003 and Mr. Mehmel, who has been a member since April 2004. The Board has determined that each Audit Committee member is independent under the NYSE Governance Rules. In addition, each committee member meets the independence requirements for audit committee membership under the rules of the SEC. The Audit Committee operates under a written charter adopted by the Board. The Audit Committee reviews and reassesses its charter on an annual basis. The Audit Committee reviewed its charter in April 2007 to ensure its compliance with the Sarbanes-Oxley Act of 2002, the rules of the SEC and the NYSE listing standards relating to corporate governance and audit committees, and determined that its charter was in compliance with such rules and standards. The Board has determined that Mr. Kassan is an "audit committee financial expert" as defined under SEC rules. The Audit Committee oversees the Company's financial reporting process on behalf of the Board. As part of its duties, the Audit Committee appoints and discharges the independent auditor for the Company, approves any audit and non-audit services by the independent auditor, analyzes the reports of the independent auditor, and makes recommendations concerning these issues to the Board as it deems advisable. The Audit Committee has considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditor's independence. There were eight Audit Committee meetings held in 2006.

Nominating and Corporate Governance Committee

        The Nominating and Corporate Governance Committee (the "Nominating Committee") consists of Mr. Mehmel, who has chaired the committee since April 2004, Mr. Kassan and Mr. Lichtenstein, who have both been members since October 2003, and General Neal (Retired), who has been a member since June 2004. The Board has determined that each Nominating Committee member is independent under the NYSE Governance Rules. The Nominating Committee operates under a written charter adopted by the Board. The Nominating Committee reviews and reassesses its charter on an annual basis. The Nominating Committee reviewed its charter in April 2007 to ensure its compliance with the Sarbanes-Oxley Act of 2002, the rules of the SEC and the NYSE listing standards relating to corporate governance and nominating committees, and determined that its charter was in compliance with such rules and standards. The Nominating Committee is responsible for overseeing the Company's corporate governance and recommending to the Board corporate governance guidelines appropriate for the Company. The Nominating Committee also considers and makes recommendations to the Board with respect to the size and composition of the Board and its committees and with respect to potential candidates for membership on the Board. The Nominating Committee met three times in 2006.

        In seeking to identify, recruit and recommend to the Board candidates for directorships, the Nominating Committee is guided by the principal that each director should:

  •
  be an individual of high character, integrity and ethical standards;

  •
  be accomplished in his or her respective field, with superior credentials and recognition;

  •
  have relevant expertise and experience upon which to be able to offer advice and guidance to management;

  •
  have sufficient time available and an expressed willingness to spend the time necessary to prepare for and attend meetings of the Board and, as applicable, participate in committee work;

  •
  be able to work with the other members of the Board, participate in committee work, as applicable, and contribute to the success of the Company; and

  •
  represent the long-term interests of the Company's shareholders as a whole.

        The Nominating Committee evaluates each nominee on his or her individual merits, including an assessment of a candidate's judgment, experience, age and skills, including, among other things, an understanding of relevant technologies and experience with both domestic and international markets. In screening candidates, the Nominating Committee also considers the composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization and other desired qualities, as well as the criteria set forth in the Company's Corporate Governance Guidelines or as otherwise established by the Board.

        The Nominating Committee will consider shareholder recommendations of candidates for nomination to the Board delivered to the Company, together with the information required to be filed in a proxy statement with the SEC regarding director nominees and each such nominee's consent to serve as a director if elected, no later than the deadline for submission of shareholder proposals set forth in the Company's annual proxy statement. The Nominating Committee's policy is to consider nominations to the Board from shareholders who comply with such procedures. The Nominating Committee will evaluate those nominees using the same criteria used to evaluate candidates recommended by Nominating Committee members, other directors and members of management. Shareholders wishing to submit a recommendation to the Nominating Committee for consideration should follow the procedures for submitting shareholder recommendations set forth in the Company's annual proxy statement.

Compensation Committee

        The Compensation and Stock Option Committee (the "Compensation Committee") consists of Mr. Corcoran, who has chaired the committee since October 2003, Mr. Lichtenstein, who has been a member since October 2003, and General Neal (Retired), who has been a member since June 2004. The Board has determined that each Compensation Committee member is independent under the NYSE Governance Rules. In addition, all of the members qualify as "non-employee" directors within the meaning of the rules of the SEC and "outside" directors within the meaning set forth under Section 162(m) of the Internal Revenue Code. The Compensation Committee operates under a written charter adopted by the Board. The Compensation Committee reviews and reassesses its charter on an annual basis. The Compensation Committee reviewed its charter in April 2007 to ensure its compliance with the Sarbanes-Oxley Act of 2002, the rules of the SEC and the NYSE listing standards relating to corporate governance and compensation committees, and determined that its charter was in compliance with such rules and standards. The Compensation Committee determines the compensation of the Company's chief executive officer and other executive officers. The Compensation Committee met 14 times in 2006. At two of those meetings, the Compensation Committee met in executive session without members of management present.

Board Meetings

        The Board of Directors of the Company had 18 meetings during 2006. During 2006, each director attended 75 percent or more of the aggregate of (a) the total number of meetings of the Board of Directors held during the period when he was a director and (b) the total number of meetings held by all committees of the Board of Directors on which he served during the period when he was a member. Each director is expected to attend the Company's annual meetings. Each director then in office and a nominee for election attended the Company's 2006 Annual Meeting of Shareholders. The Board has adopted a policy of regularly scheduled executive sessions where non-management directors meet independent of management. Except for Mr. Strader, the Board currently consists entirely of non-management directors. At least one executive session per year is to include only the independent non-management directors. Mr. Lichtenstein presides at the executive sessions.

Compensation Committee Interlocks and Insider Participation

        The current members of the Compensation Committee are Messrs. Corcoran and Lichtenstein and General Neal (Retired). No member of the Company's Compensation Committee is a current or former officer or employee of the Company. There were no interlocks or insider participation between any member of the Board or the Compensation Committee and any member of the board of directors or compensation committee of another company.

DIRECTOR COMPENSATION

        The following table sets forth information concerning the compensation of the Company's directors earned for all services as a director of the Company, and, in the case of Mr. Corcoran, as a director of ESL Defence Limited, a wholly owned subsidiary of the Company, during 2006. Mr. Strader does not receive any compensation for serving on the Board.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Warren G. Lichtenstein	51,500	62,991	-0-		114,491
Thomas A. Corcoran	104,420	141,039	6,079	(2)	251,538
Glen M. Kassan	53,750	63,757	-0-		117,507
Robert F. Mehmel	84,500	141,039	-0-		225,539
Richard I. Neal	87,500	62,991	-0-		150,491

(1)
This item represents the amount the Company expensed during 2006 under FAS 123(R) for outstanding stock option awards and includes compensation cost recognized in the financial statements with respect to awards granted in previous fiscal years and in 2006. These award fair values have been determined based on the assumptions set forth in the Company's 2006 Annual Report on Form 10-K (Note 8), disregarding any estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by any director in 2006. The full grant date fair value of the option awards made in 2006 computed in accordance with FAS 123(R) for Mr. Lichtenstein and General Neal (Retired) is $88,050 and for Mr. Corcoran and Mr. Mehmel is $176,100.

(2)
Represents premiums for medical and dental health insurance for Mr. Corcoran and his family paid by the Company.

Summary of Director Compensation

        During 2006, non-employee directors received an annual cash retainer of $30,000 per year and $1,250 for each Board meeting attended. Mr. Kassan, Mr. Corcoran and Mr. Mehmel received a $5,000 fee as Chairman of the Audit Committee, the Compensation Committee and the Nominating Committee, respectively. Each member of the Audit, Compensation and Nominating Committees received $1,000 for each committee meeting attended. During 2006, members of the Special Committee of Independent Directors also received $1,000 for each of eighteen committee meetings attended.

        All non-employee directors are eligible to participate in the Company's medical and dental plans available to employees generally on the same basis as employees generally. Mr. Corcoran currently participates in these plans. Non-employee directors also receive stock option grants under the Company's 2006 Long Term Incentive Plan (the "2006 LTIP"). Pursuant to the 2006 LTIP, the Compensation Committee may grant nonqualified stock options to non-employee directors to purchase up to 5,000 shares of Common Stock as of the date of the annual meeting of the shareholders of the Company at which the director is elected or re-elected to serve. The term of each such stock option may not exceed 10 years, the exercise price of such stock option may not be less than the fair market value of the Common Stock at the time of grant, and the stock option will become fully vested and exercisable at the next annual meeting of the shareholders of the Company that occurs after the date of grant subject to the director's continuous service through that date. However, such director options shall become fully vested and exercisable in the event of a change in control of the Company during the director's period of service. Director options are exercisable for a period of one year following termination of service as a director unless for cause (as defined in the 2006 LTIP Plan), in which case the option is immediately canceled. Upon exercise of the option, payment of the exercise price must be made in full either, (i) in cash, check, bank draft or money order; (ii) solely to the extent permitted by law, through the delivery of irrevocable instructions to a broker reasonably acceptable to the Company to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such terms and conditions as may be acceptable to the Compensation Committee. The Board awarded an option to purchase 5,000 shares of the Company's Common Stock to each of Messrs. Corcoran, Lichtenstein, Mehmel and Neal under the terms of the 2006 LTIP on May 18, 2006, immediately following approval of the 2006 LTIP by the shareholders of the Company.

        Prior to the adoption of the 2006 LTIP, Eligible Directors (as defined in the Company's 1996 Stock Option Plan for Non-Employee Directors (the "1996 Plan") which expired on July 2006), were granted an option to purchase 15,000 shares of Common Stock upon initial appointment to the Board, exercisable at the market price (as determined under the 1996 Plan) of the Company's Common Stock on the date of grant. Thereafter, each Eligible Director received further automatic grants of an option to purchase 15,000 shares of Common Stock on the date of the third annual shareholders' meeting following the date of the last grant under the 1996 Plan, provided the director was an Eligible Director in office immediately following such annual meeting. Options granted after April 2004 under the 1996 Plan expire five years after the date of grant. Options granted prior to April 2004 under the 1996 Plan expire ten years after the date of grant. All options granted under the 1996 Plan become exercisable in three equal installments, on the date of grant and on the dates of the first and second annual meeting of shareholders following the date of grant.

        In connection with the adoption of the 2006 LTIP, the Board amended the 1996 Plan to suspend the automatic formula grants described above and provided for a final award under the 1996 Plan of a fully vested stock option to purchase 5,000 shares to Messrs. Corcoran and Mehmel on May 18, 2006.

        The Company reimburses all directors for travel and other necessary business expenses incurred in the performance of their services for the Company.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

        The following table sets forth information regarding beneficial ownership of our Common Stock as of October 12, 2007 by: (i) each person who we know to own beneficially more than 5% of the Common Stock; (ii) each of our directors and Named Executive Officers ("NEO" or "NEOs"); and (iii) our current directors and NEOs as a group. Except as otherwise indicated, all shares are owned directly and no shares are pledged as security. In addition, the address for all of our directors and NEOs named below is 124 Industry Lane, Hunt Valley, Maryland 21030.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Thomas A. Corcoran	25,000		*
Glen M. Kassan	30,000		*
Warren G. Lichtenstein	1,970,950	(2)	19.8
Robert F. Mehmel	25,000		*
General Richard I. Neal (Retired)	20,000		*
Frederick M. Strader	247,157		2.4
James H. Perry	101,562		1.0
Jonathan A. Greenberg	26,167		*
Stuart F. Gray	4,333		*
John F. Michitsch	24,667		*
Michael A. Boden	9,734		*
All directors and executive officers as a group, consisting of 11 persons	2,484,570		23.9
Beneficial Holders of 5% or more
Steel Partners II, L.P. 590 Madison Avenue 32nd Floor New York, New York 10022	1,935,950	(3)	19.6
Goldman Sachs Asset Management L.P. 32 Old Slip New York, New York 10005	1,009,802	(4)	10.2
Friess Associates LLC 115 E. Snow King Jackson, Wyoming 83001	573,000	(5)	5.8
Centaurus Capital LP 33 Cavendish Square London WI G OPW England	511,500	(6)	5.2

*
Less than 1%.

(1)
The information as to securities beneficially owned by each of the Company's directors and NEOs was furnished to the Company by such directors and NEOs and includes units held by Mr. Perry in a Company stock fund established under the Company's 401(k) plan, which consists of shares of Common Stock and a small amount of cash. Includes shares that the following persons have the right to acquire within 60 days of March 30, 2007 through the exercise of stock options: Mr. Corcoran, 25,000 shares; Mr. Kassan, 30,000 shares; Mr. Lichtenstein, 35,000 shares; Mr. Mehmel, 25,000 shares; Gen. Neal, 20,000 shares; Mr. Strader, 198,707 shares; Mr. Perry, 95,500 shares; Mr. Greenberg, 17,834 shares; Mr. Gray, 4,334 shares; Mr. Michitsch 11,333 shares; Mr. Boden 9,333 shares, and all directors and executive officers as a group, 472,041 shares.

(2)
All of such shares are owned by Steel (other than Mr. Lichtenstein's stock options). Steel LLC is the general partner of Steel and may be deemed to beneficially own the shares owned by Steel. Mr. Lichtenstein is the sole executive officer and managing member of Steel LLC, the general partner of Steel, and may be deemed to beneficially own the shares owned by Steel. Mr. Lichtenstein disclaims any pecuniary interest in the shares owned by Steel, except to the extent of his pecuniary interest in Steel.

(3)
The information as to Steel is based solely upon information furnished in a Schedule 13D/A filed with the SEC on September 7, 2005 and a Form 4 filed with the SEC on March 17, 2006. Steel

  LLC is the general partner of Steel and may be deemed to beneficially own the shares owned by Steel. Mr. Lichtenstein is the sole executive officer and managing member of Steel LLC and may be deemed to beneficially own the shares owned by Steel. Mr. Lichtenstein disclaims any pecuniary interest in the shares owned by Steel, except to the extent of his pecuniary interest in Steel.

(4)
The information as to Goldman Sachs Asset Management, L.P. is based solely upon information furnished in Amendment No. 1 to Schedule 13G filed with the SEC on February 8, 2007.

(5)
The information as to Friess Associates LLC is based solely upon information furnished in a Schedule 13G filed with the SEC on February 15, 2007.

(6)
The information as to Centaurus Capital LP is based solely upon information furnished in a Schedule 13G filed with the SEC on May 21, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors and any persons who own more than ten percent of the Company's Common Stock to file reports of initial ownership of the Company's Common Stock and subsequent changes in that ownership with the SEC. Such persons are also required, pursuant to the rules promulgated by the SEC, to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Form 5's were required, the Company believes that during 2006 all Section 16(a) filing requirements were complied with.

EXECUTIVE COMPENSATION

        This section provides an overview and analysis of the Company's compensation programs and policies, the material compensation decisions made under those programs and policies during 2006, the material factors considered in making those decisions and a series of tables containing specific information about the compensation earned or paid in 2006 to the following individuals, the Company's NEOs:

  Frederick M. Strader, President and Chief Executive Officer and a Director of the Company

  James H. Perry, Vice President, Chief Financial Officer and Controller

  Jonathan A. Greenberg, Vice President, General Counsel and Secretary

  Stuart F. Gray, Treasurer

  Michael A. Boden, Executive Vice President, Operations of AAI

  John F. Michitsch, Executive Vice President of AAI

SUMMARY COMPENSATION TABLE

        The following table sets forth certain compensation information for our NEOs for the fiscal year ended December 31, 2006:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option(1) Awards ($)	Non-Equity(2) Incentive Plan Compensation ($)	Change in Pension Value(3) ($)	All Other Compensation ($)		Total ($)
Frederick M. Strader President and Chief Executive Officer of the Company and AAI	2006	491,931	-0-	255,156	500,000	12,084	21,484	(4)	1,280,655
James H. Perry Vice President and Chief Financial Officer of the Company and AAI; Controller of the Company and AAI	2006	274,685	-0-	12,415	206,736	12,152	39,905	(5)	545,893
Jonathan A. Greenberg Vice President, Secretary and General Counsel of the Company and AAI	2006	265,056	-0-	98,224	174,103	8,373	12,361	(6)	558,117
Stuart F. Gray Treasurer of the Company and AAI	2006	155,043	-0-	31,212	41,597	7,339	6,604(7)		241,795
John F. Michitsch Executive Vice President of AAI	2006	205,895	-0-	75,281	151,742	10,831	15,209	(8)	458,958
Michael A. Boden Executive Vice President, Operations of AAI	2006	227,084	-0-	101,509	185,279	15,381	22,490	(9)	551,743

(1)
This item represents the amount the Company expensed during 2006 under FAS 123(R) for outstanding stock option awards and includes compensation cost recognized in the financial statements with respect to awards granted in previous fiscal years and in 2006. These award fair values have been determined based on the assumptions set forth in the Company's 2006 Annual Report on Form 10-K (Note 8 Stock-based Compensation), disregarding any estimate of forfeitures related to service-based vesting conditions. There were no forfeitures by any NEO in 2006.

(2)
The amounts shown reflect awards made in March of 2007 under the Company's 2006 Management Incentive Plan on account of services performed in 2006.

(3)
Represents the aggregate change in the actuarial present value of the NEO's accumulated benefit under the UIC Retirement Plan.

(4)
Represents a $8,340 car allowance for personal use, $847 in reimbursed car expenses related to personal use, $9,375 matching contribution under the Company's 401(k) plan and $2,922 in insurance premiums for life, long-term care and accidental death and dismemberment insurance.

(5)
Represents a $9,000 car allowance for personal use, $4,198 in reimbursed car expenses related to personal use, $10,000 matching contribution under the Company's 401(k) plan, $9,227 in reimbursed medical expenses and $7,480 in premiums for medical, short-term disability, life, long-term care and accidental death and dismemberment insurance.

(6)
Represents $4,351 in reimbursed car expenses related to personal use, $6,600 matching contribution under the Company's 401(k) plan, and $1,410 in premiums for life and accidental death and dismemberment insurance.

(7)
Represents $5,622 matching contribution under the Company's 401(k) plan and $982 in premiums for life and accidental death and dismemberment insurance.

(8)
Represents a $7,000 car allowance for personal use, $1,422 in reimbursed car expenses related to personal use, $6,600 matching contribution under the Company's 401(k) plan and $187 in premiums for life insurance.

(9)
Represents a $9,500 car allowance for personal use, $1,517 in reimbursed car expenses related to personal use, $10,000 matching contribution under the Company's 401(k) plan and $1,473 in premiums for life and long-term care insurance.

GRANTS OF PLAN-BASED AWARDS

        The following table sets forth information concerning each grant of a plan-based award made to each NEO in 2006. The following table sets forth information concerning each grant of a plan-based award made to each NEO in 2006.

							Estimated Future Payouts Under Equity Incentive Plan Awards(1)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
									Exercise or Base price of Option Awards ($/Sh)	Grant Date Fair Value of Options Awards
Name	Grant Date	Approval Date	Threshold ($)	Target ($)		Maximum ($)	Target (#)
Frederick M. Strader	8/16/06						41,000	(2)	47.87	694,962
Frederick M. Strader	3/8/06			410,000	(3)
Frederick M. Strader	3/27/06						9,000		58.88	184,533
Frederick M. Strader	3/30/06(4)		704,534	1,409,067		2,113,601
James H. Perry	3/8/06			193,499	(3)
James H. Perry	3/30/06(4)		302,616	605,232		907,848
Jonathan A. Greenberg	3/8/06			174,189	(3)
Jonathan A. Greenberg	3/27/06						3,500		58.88	71,763
Jonathan A. Greenberg	3/30/06(4)		248,329	496,658		744,987
Stuart F. Gray	3/8/06			32,479	(3)
Stuart F. Gray	3/14/06	3/8/06					3,000		52.61	54,574
John F. Michitsch	3/8/06			161,913	(3)
John F. Michitsch	3/27/06						4,000		58.88	82,015
John F. Michitsch	3/30/06(4)		272,376	544,752		817,128
Michael A. Boden	3/8/06			182,111	(3)
Michael A. Boden	3/27/06						4,000		58.88	82,015
Michael A. Boden	3/30/06(4)		352,267	704,534		1,056,801

(1)
Amounts in this column represent stock options granted to executives during 2006. Mr. Strader received a stock option grant on August 16, 2006 in connection with his new employment agreement. This grant was valued under FAS 123(R) at $16.9503 per share. Stock option grants to each of the executives made on March 27, 2006 were valued under FAS 123(R) at $20.5037 per share. The grant to Mr. Gray on March 14, 2006 was valued under FAS 123(R) at $18.1912 per share. All stock options to purchase Common Stock of the Company. All stock options included in this table were granted at fair market value on the date of grant and vest and become exercisable in three equal installments on the first, second and third anniversaries of the date of grant (generally subject to continued employment on such vesting dates). The stock option grant to Mr. Strader on August 16, 2006 was made under the 2006 LTIP. All other stock option grants were made under the former 2004 Stock Option Plan of the Company. All stock options expire five years from the date of grant. The section below titled "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END, Terms of Stock Option Grants," provides further information on the terms and conditions of these grants.

(2)
Consists of a discretionary grant by the Compensation Committee under the 2006 LTIP made in connection with the entry into the employment agreement with Mr. Strader on August 16, 2006.

(3)
Consists of cash incentive payments awarded by the Compensation Committee on March 8, 2006 under the 2006 Management Incentive Plan of the Company on account of services performed in 2005 and paid in March 2006. The section below titled "EXECUTIVE COMPENSATION, Compensation Discussion and Analysis—Compensation Components, Annual Performance-Based Incentive Compensation" discusses the terms and conditions of these awards.

(4)
Represents the estimated awards under the Long-Term Incentive Program established by the Compensation Committee on March 30, 2006 under the 2006 LTIP. The section below titled "EXECUTIVE COMPENSATION, Compensation Discussion and Analysis—Compensation Components, Long-Term Performance Based Incentive Compensation" discusses the terms and conditions of these awards.

        A summary description of stock options and stock grants is set forth in the Section entitled "Compensation Discussion and Analysis" below.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

        Outstanding Equity Awards.    The following table sets forth the outstanding equity awards of each of the NEOs at December 31, 2006.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercised	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Frederick M. Strader	40,707	-0-		-0-	13.99	5/1/2011
Frederick M. Strader	10,000	-0-		-0-	19.05	3/1/2012
Frederick M. Strader	125,000	-0-		-0-	16.76	8/1/2013
Frederick M. Strader	10,000	20,000	(1)	-0-	32.79	3/10/2010
Frederick M. Strader	-0-	9,000	(2)	-0-	58.88	3/27/2011
Frederick M. Strader	-0-	41,000	(3)	-0-	47.87	8/16/2011
James H. Perry	15,000	-0-		-0-	12.25	3/6/2008
James H. Perry	18,000	-0-		-0-	9.00	3/4/2009
James H. Perry	24,000	-0-		-0-	8.56	3/1/2010
James H. Perry	21,000	-0-		-0-	12.90	2/22/2011
James H. Perry	10,000	-0-		-0-	19.05	3/1/2012
James H. Perry	5,000	2,500	(4)	-0-	17.43	2/27/2014
Jonathan A. Greenberg	16,667	8,333	(5)	-0-	29.75	9/1/2009
Jonathan A. Greenberg	-0-	3,500	(5)	-0-	58.88	3/27/2011
Stuart F. Gray	1,667	3,333	(7)	-0-	31.31	4/11/2010
Stuart F. Gray	-0-	3,000	(8)	-0-	52.61	3/14/2011
John F. Michitsch	-0-	6,667	(9)	-0-	17.89	3/9/2014
John F. Michitsch	1,667	3,333	(10)	-0-	34.58	3/4/2010
John F. Michitsch	-0-	4,000	(11)	-0-	58.88	3/27/2011
Michael A. Boden	-0-	3,000	(12)	-0-	17.43	2/27/2014
Michael A. Boden	-0-	10,000	(13)	-0-	34.58	3/4/2010
Michael A. Boden	-0-	4,000	(14)	-0-	58.88	3/27/2011

(1)
Options will vest one-half each on March 10, 2007 and March 10, 2008 (generally subject to continued employment through the applicable vesting date).

(2)
Options will vest one-third each on March 27, 2007, March 27, 2008 and March 27, 2009 (generally subject to continued employment through the applicable vesting date).

(3)
Options will vest one-third each on August 16, 2007, August 16, 2008 and August 16, 2009 (generally subject to continued employment through the applicable vesting date).

(4)
Options will vest on February 27, 2007 (generally subject to continued employment through the applicable vesting date).

(5)
Options will vest on September 1, 2007 (generally subject to continued employment through the applicable vesting date).

(6)
Options will vest one-third each on March 27, 2007, March 27, 2008 and March 27, 2009 (generally subject to continued employment through the applicable vesting date).

(7)
Options will vest one-half each on April 14, 2007 and April 14, 2008 (generally subject to continued employment through the applicable vesting date).

(8)
Options will vest one-third each on March 14, 2007, March 14, 2008 and March 14, 2009 (generally subject to continued employment through the applicable vesting date).

(9)
Options will vest on March 9, 2007 (generally subject to continued employment through the applicable vesting date).

(10)
Options will vest one-half each on March 4, 2007 and March 4, 2008 (generally subject to continued employment through the applicable vesting date).

(11)
Options will vest one-third each on March 27, 2007, March 27, 2008 and March 27, 2009 (generally subject to continued employment through the applicable vesting date).

(12)
Options will vest on February 27, 2007 (generally subject to continued employment through the applicable vesting date).

(13)
Options will vest one-half each on March 4, 2007 and March 4, 2008 (generally subject to continued employment through the applicable vesting date).

(14)
Options will vest one-third each on March 27, 2007, March 27, 2008 and March 27, 2009 (generally subject to continued employment through the applicable vesting date).

        Terms of Stock Option Grants.    All stock options granted to employees of the Company, including the NEOs, are granted at fair market value (as defined in the plan under which the options are granted), vest in three equal annual installments on the anniversary of the date of grant (generally, subject to continued employment through such vesting date), and, with respect to options granted on or after April 8, 2004, expire five years from the date of grant. Options granted prior to April 8, 2004 expire ten years from the date of grant.

        All stock options granted under the Company's former 2004 Stock Option Plan vest in full upon the occurrence of a change in control, which is defined in such plan as a change in ownership of 50% or more of the Company, whether by stock, merger or otherwise, the sale of all or substantially all of the assets of the Company, or a change in the Board of Directors such that the incumbent directors on April 8, 2004 no longer constitute a majority of the Board of Directors. The option grant agreements governing awards under the Company's employee stock option plans in effect prior to 2006 restrict the solicitation of employees and customers of the Company (other than the U.S. Government and its agencies) in competition with the Company and the disclosure of confidential information of the Company for a period of three years following termination of employment with the Company.

        Stock options terminate on the date of termination of employment to the extent unvested on such date. The portion of stock options vested on the date of termination of employment terminate: (i) on the date of termination of employment, in the event of resignation or termination for cause; (ii) one year after the date of death, in the event of death during employment, the first year following termination of employment by reason of disability or the three month period following termination of employment without cause or as a result of retirement; (iv) one year following the date of termination of employment, in the event of termination of employment by reason of disability; and (v) three months following the date of termination of employment without cause or as a result of retirement. Stock options originally issued under the former 2004 and 1994 stock option plans of the Company to key employees with employment agreements with the Company providing for termination for "good reason" also terminate, as to the portion vested on the date of termination, three months following the date of termination of employment. In addition, under the 2006 LTIP, if an employee becomes a consultant or non-employee director upon termination of employment, termination is not deemed to occur until such continuing service ends, unless otherwise determined by the Compensation Committee.

        All stock options granted under the 2006 LTIP vest in full upon a change in control of the Company as defined under the 2006 LTIP. The section below titled "EXECUTIVE COMPENSATION, Compensation Discussion and Analysis—Compensation Components, Long-Term Performance Based Incentive Compensation" discusses the effect and definition of a change in control and certain restrictive covenants governing stock options granted under the 2006 LTIP.

OPTION EXERCISES

        The following table shows the number of shares of Common Stock of the Company acquired by the NEOs upon exercise of stock options during 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Frederick M. Strader	19,293	719,970
James H. Perry	12,000	542,880
Jonathan A. Greenberg	-0-	-0-
Stuart F. Gray	-0-	-0-
John F. Michitsch	13,333	636,117
Michael A. Boden	17,500	569,400

Employment Agreements

        Frederick M. Strader, President and Chief Executive Officer.    On October 7, 2007, the Company and Frederick M. Strader entered into an amendment and restatement of the existing employment agreement between the Company and Mr. Strader dated August 16, 2006. The restated employment agreement supersedes Mr. Strader's prior agreement but continues its substantive terms and conditions in all material respects.

        Pursuant to the restated employment agreement, Mr. Strader continues to serve as President and Chief Executive Officer of the Company and AAI. The term of Mr. Strader's employment under the restated employment agreement commenced on August 1, 2006 and, subject to the provisions of the restated employment agreement, will terminate as of the close of business on March 31, 2010; provided, that the term of the restated employment agreement will automatically renew for successive one year terms unless either party gives written notice of non-renewal to the other at least 60 days prior to the end of the initial term or renewal term, as applicable.

        The restated employment agreement continues to provide for Mr. Strader to receive an annual base salary, which is currently set at the rate of $585,000. Mr. Strader is also entitled to participate in the Company's Management Incentive Program ("MIP"), which will afford Mr. Strader an opportunity to earn incentive compensation of (x) up to 100% (with a target of 50%) of his base compensation, based upon meeting certain goals and benchmarks or, in lieu thereof, (y) such greater amount as the Board may determine in its discretion. Mr. Strader is also entitled to participate in all benefit plans or arrangements generally made available to executive employees of the Company, to receive periodic equity awards as determined by the Board in its sole discretion, and to receive an annual automobile allowance of $12,000. Under the restated employment agreement, Mr. Strader continues to be eligible to receive the long term incentive awards previously approved by the Compensation Committee under the 2006 LTIP, subject to its terms and conditions. In connection with Mr. Strader's entry into his prior employment agreement, he received a nonqualified stock option grant to purchase 41,000 shares of the Company's Common Stock with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and a vesting schedule similar to the incentive awards under the Long-Term Incentive Program.

        In the case of any termination of Mr. Strader's employment other than by the Company for "cause," by Mr. Strader without "good reason" (each, as defined in the restated employment agreement) or as a result of Mr. Strader's death, the restated employment agreement continues to provide for Mr. Strader to be entitled to severance compensation. Under the restated agreement, the severance will be equal to (x) 200% of Mr. Strader's annualized salary at the time of termination (increased from 150% under the prior agreement) plus (y) 50% of the amount calculated pursuant to the foregoing clause (x), payable in equal installments at such times and in accordance with the normal payroll practices of the Company over a period of 18 months following the date of termination or, following a "change of control" (as defined in the restated employment agreement), in a lump sum; provided, that in the case of a termination for disability, the severance compensation will be reduced by amounts payable to Mr. Strader under any Company sponsored short term and long term disability insurance policies in respect of the 18 month period following the date of such termination. In addition, in the event of such termination, Mr. Strader will be entitled to continued health benefits for a period of 18 months following termination and to full vesting of all outstanding stock options held by Mr. Strader at the time of termination. Mr. Strader will also be entitled to a pro rata annual bonus as well as a completion bonus of $200,000 upon any termination of employment other than a termination of employment by the Company for cause or by Mr. Strader without good reason. In the event of Mr. Strader's death, the Company will be required to pay to his surviving spouse (if any, or if none, to his estate) his base salary for a period of 18 months following his death.

        The restated employment agreement amends the prior agreement's definition of "good reason" to include specific office relocations and certain changes in Mr. Strader's duties and responsibilities in connection with the Company ceasing to be publicly held (including as a result of the signing and closing of the Merger Agreement, dated as of October 7, 2007, by and among the Company, Textron Inc. and Merger Sub Acquisition Inc.) that will not trigger severance liability provided that Mr. Strader continues to be President of AAI.

        The restated employment agreement continues to provide that, in addition to the other compensation payable under the agreement, the Company will pay to Mr. Strader upon the closing date of a change of control an amount equal to 50% of Mr. Strader's annual base compensation in effect on the closing date of the change of control (or, if Mr. Strader's employment is then terminated (other than as specified in the following proviso), Mr. Strader's base compensation in effect on the date of such termination), net of reduction for any applicable withholding taxes; provided, that such payment will not be made if, prior to the closing date of the change of control, Mr. Strader's employment has been terminated by the Company for "cause" or by Mr. Strader without "good reason" (as defined in the restated employment agreement).

        The restated employment agreement amends the prior agreement to provide that if the payment and benefits payable to Mr. Strader under the agreement (and other agreements and arrangements with the Company) upon and/or following a "change in control" trigger a 20% excise tax under Section 4999 of the Internal Revenue Code of 1986 ("Code"), the Company will provide Mr. Strader with a gross-up payment that will indemnify him with respect to such excise taxes and the income and employment taxes attributable to the gross-up payment. The prior employment agreement did not provide for such gross-up payment.

        The restated employment agreement continues to contain a non-competition covenant that prohibits Mr. Strader from competing against the Company within the continental United States during employment and for a period of 18 months following termination of employment for any reason. In addition, the agreement continues to contain non-solicitation provisions that prohibit Mr. Strader from actively soliciting the Company's employees and customers for a period of two years following termination of employment. Mr. Strader is also subject to confidentiality restrictions applicable during and after the period of employment that protect the Company's proprietary information, developments and other intellectual property.

        The restated employment agreement also contains provisions intended to comply with Section 409A of the Code.

        James H. Perry, Vice President, Chief Financial Officer and Controller.    Prior to its expiration on February 28, 2004, Mr. Perry was employed by the Company pursuant to an employment agreement, amended as of January 2, 2003, that provided for a salary at the annual rate of $200,720, adjusted as of January 1, 2002 to $262,600, and participation in all life insurance, medical, retirement, pension or profit sharing, disability or other employee benefit plans generally made available to other executive officers of the Company (and at least equal to those provided to Mr. Perry in 2002). Since the expiration of his employment agreement with the Company, Mr. Perry has continued as an executive officer of the Company on an at-will basis. Pursuant to provisions of the employment agreement that survived its expiration, Mr. Perry is eligible to receive discretionary salary increases and to participate in the Company's MIP, with a targeted incentive award of 45% of his base salary and a maximum award equal to 200% of the targeted amount. Pursuant to these continuing provisions, if the Company terminates the employment of Mr. Perry without "cause" (as defined in the employment agreement), or if Mr. Perry terminates his employment for "good reason" (as defined in the employment agreement), Mr. Perry will also be entitled to (a) 150% of his annualized base salary, plus (b) an incentive compensation award equal to 35% of the amount specified in (a) above, payable over a period of 18 months following cessation of employment. In addition, any stock options held by Mr. Perry at the time of such termination will become fully vested. Upon any termination of Mr. Perry's employment (other than for cause), he will receive a pro rata bonus for the year of termination based on the number of days he is employed by the Company for such year. The benefits and severance provisions also survived the expiration of the employment agreement. Pursuant to an agreement dated as of April 10, 2002, Mr. Perry is entitled to receive on the closing date of a "change of control" of the Company (as defined in the agreement) an amount equal to 50% of his base salary. In addition, pursuant to provisions of the employment agreement that survived its expiration, Mr. Perry is bound by (i) non-solicitation provisions that prohibit Mr. Perry from actively soliciting the Company's employees and customers for a period of two years following termination of employment and (ii) confidentiality restrictions applicable during and after the period of employment that protect the Company's proprietary information, developments and other intellectual property.

        On October 7, 2007, the Company and Mr. Perry entered into an amendment to the surviving portion of Mr. Perry's employment agreement, amended as of January 2, 2003, and an amendment to the agreement between the Company and Mr. Perry dated as of April 10, 2002. These amendments contain provisions intended to comply with Section 409A of the Code. The amendment to the agreement dated as of April 10, 2002 also memorializes the definition of "change in control" applicable to that agreement.

        Jonathan A. Greenberg, Vice President, General Counsel and Secretary.    Mr. Greenberg commenced employment with the Company on September 1, 2004, pursuant to an employment agreement dated August 17, 2004 that provides for an initial salary at the annual rate of $250,016. Under the employment agreement, Mr. Greenberg received options under the Company's 2004 Stock Option Plan exercisable for up to 25,000 shares of the Company's Common Stock, at $29.75 per share, the fair market value of the common stock on September 1, 2004, the date of grant. These options become exercisable in thirds on the first, second and third anniversaries of the date of grant. The employment agreement also entitles Mr. Greenberg to participate in the Company's MIP, with a targeted incentive award of 40% of his base salary and a maximum award equal to 200% of the targeted amount. Mr. Greenberg is also entitled to participate in all other benefit plans generally available to the senior management of the Company.

        Mr. Greenberg's employment agreement also provided that if the Company terminated his employment without "cause" (as defined in the employment agreement) or Mr. Greenberg resigned for "good reason" (as defined in the employment agreement) within six months of a "change of control"

(as defined in the Company's 2004 Stock Option Plan), Mr. Greenberg would be entitled to continuation of his then current salary and benefits (minus applicable withholdings and deductions) for a period of 12 months; provided he executed a release in a form satisfactory to the Company. On October 7, 2007, AAI and Mr. Greenberg entered into a Retention and Severance Letter Agreement. The severance provided under this agreement, which includes a 12-month continuation of salary payments and continuation of benefits during this period in the event of Mr. Greenberg's termination without "cause" or for "good reason" within a 24-month period following a "change in control" (as defined in the agreement), supersedes the severance and benefits previously provided under Mr. Greenberg's employment agreement. A summary description of the terms of this agreement is set forth below in this section under the heading "Retention and Severance Arrangements."

        Stuart F. Gray, Treasurer.    Mr. Gray commenced employment with the Company on April 11, 2005, pursuant to an employment agreement dated March 14, 2005, that provides for an initial salary at the annual rate of $150,000. Under the employment agreement, Mr. Gray received options under the Company's 2004 Stock Option Plan exercisable for up to 5,000 shares of the Company's Common Stock, at $31.31 per share, in excess of the fair market value on April 14, 2005, the date of grant. These options become exercisable in thirds on the first, second and third anniversaries of the date of grant. The employment agreement also entitles Mr. Gray to participate in the Company's MIP, with a targeted incentive award of 20% of his base salary and a maximum award equal to 200% of the targeted amount. Mr. Gray is also entitled to participate in all other benefit plans generally available to the senior management of the Company. Under a provision of the employment agreement that has expired, if a change in control occurs within the first two years of Mr. Gray's employment and Mr. Gray is not offered a position at his equivalent level or is asked to move more than 50 miles from Hunt Valley, Maryland, Mr. Gray is entitled to receive 26 weeks of severance payments upon termination of his employment with the Company. Due to the expiration of these provisions, AAI and Mr. Gray entered into a Severance Letter Agreement dated October 7, 2007, that provides for six month's severance to be payable to Mr. Gray in the event of his termination without "cause" or for "good reason" following a "change in control" (as defined in the agreement). A summary description of the terms of this agreement is set forth below in this section under the heading "Retention and Severance Arrangements."

        John F. Michitsch, Executive Vice President, AAI.    Mr. Michitsch commenced employment with the Company on March 9, 2004, pursuant to an employment agreement dated March 2, 2004 that provides for an initial salary at the annual rate of $175,032. Under the employment agreement, Mr. Michitsch received options under the Company's former 1994 Stock Option Plan exercisable for up to 20,000 shares of the Company's Common Stock, at $17.89 per share, the fair market value of the Common Stock on March 9, 2004, the date of grant. These options became exercisable in thirds on the first, second and third anniversaries of the date of grant. The employment agreement also entitles Mr. Michitsch to participate in the Company's MIP, with a targeted award of 45% of his base salary and a maximum award equal to 200% of the targeted amount. Mr. Michitsch is entitled to participate in all benefit plans generally available to senior management of the Company, and receives an annual automobile allowance of $10,000. On October 7, 2007, AAI and Mr. Michitsch entered into a Retention and Severance Letter Agreement that provides for 12 month's severance pay to be provided to Mr. Michitsch in the event of his termination without "cause" or for "good reason" within 24 months following a "change in control" (as defined in the agreement). A summary description of the terms of this agreement is set forth below in this section under the heading "Retention and Severance Arrangements."

        Michael A. Boden, Executive Vice President, Operations, AAI.    On December 30, 2004, the Company entered into a new employment agreement with Mr. Boden that provides for an initial salary at the annual rate of $225,056. Mr. Boden has been employed by the Company in various positions since 1984. The employment agreement also entitles Mr. Boden to participate in the Company's MIP, with a targeted award of 45% of his base salary and a maximum award equal to 200% of the targeted amount. Mr. Boden is entitled to participate in all benefit plans generally available to senior management of the Company, and receives an annual automobile allowance of $10,000. On October 7, 2007, AAI and Mr. Boden entered into a Retention and Severance Letter Agreement that provides for 12 month's severance pay to be provided to Mr. Boden in the event of his termination without "cause" or for "good reason" within 24 months following a "change in control" (as defined in the agreement). A summary description of the terms of this agreement is set forth below in this section under the heading "Retention and Severance Arrangements."

Retention and Severance Arrangements

        Retention Agreements.    On October 7, 2007, the Company entered into Retention Letter Agreements (together, the "Retention Agreements") between AAI and each of Mr. Strader and Mr. Perry.

        The Retention Agreements, issued under the AAI Corporation Change in Control Retention and Severance Plan (the "Plan"), provide for AAI to pay on December 31, 2008 (or within 15 days thereafter), to each of Mr. Strader and Mr. Perry, a lump sum cash payment, less applicable taxes, calculated pursuant to the formula described below (each, a "Retention Award"), provided each executive is employed by AAI (or its successor) through such date. However, if, prior to this date, the executive is terminated by AAI without "cause" or the executive terminates for "good reason" (in each case, as defined in the Plan) the Retention Award will be paid on the sixth month anniversary of the executive's termination date. The Retention Award will also be payable if the executive terminates employment due to "disability" as defined in the Plan but the award will be offset by amounts payable to the executive under short or long-term disability plans. Execution of a release will be required in order to receive the Retention Award if paid on termination of employment. Mr. Perry's Retention Award is subject to compliance with a three-month post-termination "Non-Competition Restriction," as defined in the Plan.

        The Retention Award payable to each of Mr. Strader and Mr. Perry will be an amount equal to the product of (A/36) × B where "A" equals the executive's maximum cash award, determined at one times target under the Company's 2006 Long Term Incentive Plan ("LTIP") and "B" equals the number of full and partial months (pro-rated on the basis of days in the applicable month) between the date a "change in control" of the Company (as defined in the Plan) occurs and December 31, 2008, the date the Retention Award is payable to the executive.

        Retention and Severance Agreements.    On October 7, 2007, the Company also entered into Retention and Severance Letter Agreements (together, the "Retention and Severance Agreements") between AAI and each of Messrs. Greenberg, Michitsch and Boden.

        The Retention and Severance Agreements, also issued under the Plan, provide for Retention Awards to be provided to each of Messrs. Greenberg, Michitsch and Boden on the same terms and conditions as the Retention Awards made to Mr. Strader and Mr. Perry.

        In addition, the Retention and Severance Agreements provide for severance payments and benefits to be provided if the executive is terminated without "cause" or if he terminates employment for "good reason" within the 24-month period following a "change in control" of AAI (as such terms are defined in the Plan). Under the agreements, the executive will be entitled to receive continued payment of his annual base salary (less applicable tax withholding) for a 12-month period and, provided the executive elects COBRA, continued coverage at active employee contribution rates under AAI's group health care plan for a 12-month period following employment termination (together, the "Severance Benefits"). Mr. Greenberg is also entitled to continuation of all other benefits awarded to him under his employment agreement with the Company dated August 17, 2004 during this period. This continuation of benefits is considered "Severance Benefits" with respect to Mr. Greenberg. Continued salary payments for Mr. Michitsch and Mr. Boden are payable in a lump sum cash payment. The Severance Benefits payable to Mr. Greenberg and Mr. Boden are subject to compliance with a three-month post-termination "Non-Competition Restriction," as defined in the Plan. Each executive is required to execute a release in order to receive Severance Benefits.

        The Severance Benefits payable to Mr. Greenberg under his Retention and Severance Agreement supersede the severance payment and benefits provided under his employment agreement with the Company dated August 17, 2004.

        All Retention and Severance Agreements require payments to the executives to be delayed for six months following termination of employment to the extent required by Section 409A of the Code.

        Severance Agreement.    On October 7, 2007, the Company also entered into a Severance Letter Agreement between AAI and Mr. Gray ("Severance Agreement"). The Severance Agreement, also issued under the Plan, provides for Mr. Gray to receive Severance Benefits on the same terms and conditions as Messrs. Greenberg, Michitsch and Boden but for a six month period. Mr. Gray is required to execute a release in order to receive Severance Benefits. The severance payable to Mr. Gray is also subject to a six month delay following employment termination to the extent required by Section 409A of the Code.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        The following tables show the potential payments upon termination of employment and/or a change in control of the Company for each of the NEOs, using an assumed change in control date of November 30, 2007.

Frederick M. Strader

Benefit	Retirement ($)	Death ($)	Disability ($)		Termination by Company Without Cause or Executive With Good Reason(1) ($)	Termination Following a Change in Control(2) ($)	Change in Control With No Termination ($)
Base Severance(3)	—	877,500	1,170,000	(4)	1,170,000	1,170,000	—
Incentive Compensation Severance(5)	—	—	585,000		585,000	585,000	—
Cash-Out of Equity Awards(6)	—	—	—		—	14,612,556	14,612,556
Health Coverage(7)		—	25,896		25,896	25,896	—
Long-Term Incentive Program(8)	—	—	—		—	900,237	900,237
2007 MIP(9)	485,334	485,334	485,334		485,334	485,334	—
Completion Bonus	—	200,000	200,000		200,000	200,000	—
Success Bonus	—	—	—		—	585,000	292,500
Retention Award(10)	—	—	—		—	508,830	508,830
Tax Gross-Up Payment(11)	—	—	—		—	1,521,185	—

        Mr. Strader is entitled to certain payments and health benefits on a change in control or termination of employment as provided in his employment agreement with the Company, his Retention Letter Agreement with AAI dated October 7, 2007 ("Retention Agreement"), the Company's MIP, the Long-Term Incentive Program and as provided in his option grant agreements (or the stock option plan under which the option was issued). All cash severance payments are payable over 18 months, except in the event of a change in control. All amounts are otherwise payable in a lump sum. Health coverage is provided over a period of 18 months. All amounts are payable net of withholding. Mr. Strader is also entitled to certain retirement benefits in accordance with the Company's 401(k) plan and retirement plan on the same terms and conditions as employees generally. Mr. Strader is also entitled to receive certain payments under insurance policies maintained by the Company upon his death or disability, or in the event he needs long-term care, some of which are not available to employees generally or available on the same terms.

(1)
For purposes of Mr. Strader's employment agreement, good reason means a change in the primary worksite location of more than 25 miles (other than a relocation to the Greater Boston, Massachusetts area), assignment of duties or responsibilities materially inconsistent with the offices of President and Chief Executive Officer, removal from such position or a substantial diminution in such position, duties or responsibilities; however, provided that if Mr. Strader remains President of AAI or occupies a position with comparable or greater duties and responsibilities, any such assignment, removal or diminution that occurs as a result of the Company's ceasing to be publicly held (including as a result of the signing and closing of the Merger Agreement) will not constitute good reason. A material reduction in compensation or failure to continue substantially the same benefits as contemplated under Mr. Strader's employment agreement will also constitute good reason under Mr. Strader's employment agreement.

  For purposes of Mr. Strader's Retention Agreement, good reason means a change in the primary worksite location of more than 50 miles, any reduction in, or failure to pay, Mr. Strader's base salary, any diminution in Mr. Strader's title or any material diminution in his authority, duties, responsibilities or reporting requirements, or the failure of the successor employer to assume the agreement and underlying plan.

(2)
A change in control means for purposes of:

(i)
the 2007 MIP, see footnote 9 below;

(ii)
the Long-Term Incentive Program, acceleration of all options granted to Mr. Strader under the 2006 LTIP, and his Retention Agreement, the acquisition of 35% or more of the combined voting power of the Company's outstanding voting securities, or stockholder approval of a plan of complete liquidation or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (other than to a person(s) who owns at least 50% of the combined voting power of the Company's outstanding voting securities or a spin off type transaction of such assets to the Company's stockholders);

(iii)
the severance payments, completion and success bonuses under Mr. Strader's employment agreement: (i) the acquisition, directly or indirectly of more than fifty percent (50%) of the total combined voting power of all classes of the Company's capital stock entitled to vote for the election of directors, (ii) the sale of all or substantially all of the Company's property or assets, (iii) a consolidation or merger of the Company resulting in the Company's shareholders owning, in the aggregate, less than 50% of the voting stock of the surviving entity immediately following the merger or consolidation, or (iv) a change in the Board of Directors such that the incumbent directors prior to the change no longer constitute a majority of the Board of Directors; and

(iv)
for purposes of acceleration of all options originally granted to Mr. Strader under the former 2004 Stock Option Plan, a change in ownership of 50% or more of the Company, whether by stock, merger or otherwise, the sale of all or substantially all of the assets of the Company, or a change in the Board of Directors such that the incumbent directors on April 8, 2004 no longer constitute a majority of the Board of Directors.

(3)
Mr. Strader is entitled to receive cash severance under his employment agreement in an amount equal to 200% of his annualized salary at the time of termination. This component of Mr. Strader's cash severance is referred to in his employment agreement as "Base Severance Compensation."

(4)
The amount payable is reduced by amounts payable to Mr. Strader under Company sponsored short term and long term disability insurance policies in effect during the 18 months following the date of termination.

(5)
As additional cash severance, Mr. Strader is entitled to receive 50% of his Base Severance Compensation. This component is referred to in his employment agreement as his "Incentive Severance Compensation."

(6)
Represents the cash-out payment to be made to Mr. Strader equal to the difference between the exercise price and the Offer Price (as defined above) multiplied times the number of all outstanding option shares held by Mr. Strader as of October 12, 2007 (whether or not vested). Accelerated vesting of options occurs on a change in control as defined in footnote 2 above. Mr. Strader's employment agreement also provides for the acceleration of options upon termination of employment other than for cause, death or without good reason (as defined in the agreement).

(7)
Represents the present value of reimbursed COBRA payments for the 18-month post termination period. Benefit runs concurrently with COBRA. If the Company is restricted from providing coverage due to tax, underwriting or other issues, the Company is required to use commercially reasonable efforts to provide or facilitate coverage through other means provided that it does not cost the Company materially more than the cost of providing such coverage under the Company's then current health plans.

(8)
Represents an estimate of 100% of the target award earned during the period beginning on January 1, 2006 and ending on November 30, 2007.

(9)
The 2007 MIP accelerates payments in the event of the retirement, death or disability of a participant, and in the event a participant is laid off. Lay off is defined as a termination not for cause but rather due to a permanent or indefinite reduction in work force, and includes the elimination of a participant's position as a result of a facility closure, discontinuance or relocation of operations, acquisition, reorganization or sale (including the sale of a business unit, division, product line of functionally related group of assets). Retirement means retirement according to the Company's Retirement Plan, under which benefits normally begin at age 65. The 2007 MIP payment is an estimate calculated for purposes of the above table on the basis of the 2006 MIP payment that was made to Mr. Strader. Since the MIP payment is calculated on a calendar year basis and the assumed termination and change in control date for purposes of this table is November 30, 2007, the MIP payment has been pro-rated accordingly.

(10)
Retention Award is payable in January 2009 provided Mr. Strader is employed by the Company (or its successor) on December 31, 2008 and a change in control has occurred. However, the Retention Agreement also provides for the Retention Award to be payable upon Mr. Strader's termination of employment prior to December 31, 2008 provided the termination is without cause or for good reason and it occurs after a change in control (as such terms are defined in the Retention Agreement).

(11)
If the amounts payable to Mr. Strader under his agreements with the Company and other plans and arrangements upon and/or following a "change in control" trigger a 20% excise tax under Section 4999 of the Code, Mr. Strader's employment agreement provides for him to be entitled to a payment that will indemnify him with respect to the excise taxes and the income and employment taxes attributable to the gross-up payment. Figures in the table above have been calculated using interest and other assumptions in effect on October 15, 2007. The tax gross-up payment and excess parachute payments are not deductible for Federal income tax purposes

James H. Perry

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company Without Cause or Executive With Good Reason(1) ($)	Termination Following a Change in Control(2) ($)	Change in Control With No Termination ($)
Cash Severance	—	—	424,376	424,376	424,376	—
Cash-Out of Equity Awards(3)	—	—	—	—	6,695,045	6,695,045
Benefits(4)	—	—	119,243	119,243	119,243	—
Long-Term Incentive Program(5)	—	—	—	—	386,676	386,676
2007 MIP(6)	189,508	189,508	189,508	189,508	189,508	—
Incentive Award	—	—	148,531	148,531	148,531	—
Success Bonus	—	—	—	—	141,458	141,458
Retention Award(7)	—	—	—	—	218,556	218,556

        Mr. Perry is entitled to certain payments and benefits on a change in control or termination of employment as provided in his employment agreement and success bonus agreement with the Company, his Retention Letter Agreement with AAI dated October 7, 2007 ("Retention Agreement"), the Company's MIP, the Long-Term Incentive Program and as provided in his option grant agreements (or the stock option plan under which the option was issued). All cash severance payments and the incentive award are payable over 18 months. All other payments are lump sum payments. All amounts are payable net of withholding. Benefits are provided over a period of 18 months. Mr. Perry is also entitled to certain retirement benefits in accordance with the Company's 401(k) plan and retirement plan on the same terms and conditions as employees generally. Mr. Perry is also entitled to receive certain payments under insurance policies maintained by the Company in the event of his death, dismemberment, short-term disability or need for long-term care, some of which are not available to employees generally or available on the same terms. Mr. Perry is also entitled to receive certain medical insurance coverage and reimbursement not available to employees generally or on the same terms.

(1)
Payable unless Mr. Perry is terminated for cause or voluntarily resigns without good reason. Good reason means the relocation of Mr. Perry's employment more than 50 miles from the Company's current location, assignment of duties materially inconsistent with Mr. Perry's position or a substantial diminution in position, duties or responsibility, or a reduction in compensation or the failure to continue substantially the same benefits, as more fully described in the employment agreement between Mr. Perry and the Company dated March 3, 2000, as amended.

  For purposes of Mr. Perry's Retention Agreement, good reason means a change in the primary worksite location of more than 50 miles, any reduction in, or failure to pay, Mr. Perry's base salary, any diminution in Mr. Perry's title or any material diminution in his authority, duties, responsibilities or reporting requirements, or the failure of the successor employer to assume the agreement and underlying plan.

(2)
A change in control means for purposes of:

(i)
acceleration of all options originally granted to Mr. Perry under the former 2004 Stock Option Plan and the Success Bonus, a change in ownership of 50% or more of the Company, whether by stock, merger or otherwise, the sale of all or substantially all of the assets of the Company, or a change in the Board of Directors such that the incumbent directors on April 8, 2004 no longer constitute a majority of the Board of Directors;

  (ii)
  the Long-Term Incentive Program, acceleration of all options granted to Mr. Perry under the 2006 LTIP and Mr. Perry's Retention Agreement, the acquisition of 35% or more of the combined voting power of the Company's outstanding voting securities, or stockholder approval of a plan of complete liquidation or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (other than to a person(s) who owns at least 50% of the combined voting power of the Company's outstanding voting securities or a spin off type transaction of such assets to the Company's stockholders); and

  (iii)
  the 2007 MIP, see footnote (5) below.

(3)
Represents the cash-out payment to be made to Mr. Perry equal to the difference between the exercise price and the Offer Price multiplied times the number of all outstanding option shares held by Mr. Perry as of October 12, 2007 (whether or not vested). Accelerated vesting of options occurs on a change in control as defined in footnote 2 above. Mr. Perry's employment agreement also provides for the acceleration of options upon termination of employment other than for cause, death or without good reason (as defined in the agreement).

(4)
Includes a lump sum, present value payment in the amount of: $21,582 for reimbursed COBRA payments, and $4,495 for long-term disability premiums, $31,868 for life insurance premiums and $1,297 for accidental death and dismemberment insurance premiums based on replacement or converted individual policy coverage costs for Mr. Perry, for the 18 month post termination period. Also includes a lump sum payment of $15,000 in respect of 401(k) employer matching contributions and a lump sum payment of $30,485 representing the increase in actuarial present value that would accrue to Mr. Perry under the Company's Retirement Plan during the 18-month post termination period. Also includes a lump sum payment of $12,740 for reimbursable medical expenses calculated for the 18-month post termination period based on the average of actual reimbursements on account of medical expenses incurred during 2004, 2005 and 2006, plus $1,776 in premiums and administration fees for the 18-month post termination period. Treats value of continuation of short-term disability benefit during post-termination period as $0 as the benefit is not secured by insurance and the Company will satisfy its obligation by providing continued salary payments during the post-termination period as reflected under cash severance.

(5)
Represents an estimate of 100% of target award earned during the period beginning on January 1, 2006 and ending on November 30, 2007.

(6)
The 2007 MIP accelerates payments in the event of the retirement, death or disability of a participant, and in the event a participant is laid off. Lay off is defined as a termination not for cause but rather due to a permanent or indefinite reduction in work force, and includes the elimination of a participant's position as a result of a facility closure, discontinuance or relocation of operations, acquisition, reorganization or sale (including the sale of a business unit, division, product line or functionally related group of assets). Retirement means retirement according to the Company's Retirement Plan, under which benefits normally begin at age 65. The 2007 MIP payment is an estimate calculated for purposes of the above table on the basis of the 2006 MIP payment that was made to Mr. Perry. Since the MIP payment is calculated on a calendar year basis and the assumed termination and change in control date for purposes of this table is November 30, 2007, the MIP payment has been pro-rated accordingly.

(7)
Retention Award is payable in January 2009 provided Mr. Perry is employed by the Company (or its successor) on December 31, 2008 and a change in control has occurred. However, the Retention Agreement also provides for the Retention Award to be payable upon Mr. Perry's termination of employment prior to December 31, 2008 provided the termination is without cause or for good reason and it occurs after a change in control (as such terms are defined in the Retention Agreement).

Jonathan A. Greenberg

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company Without Cause or Executive With Good Reason ($)	Termination Following a Change in Control ($)	Change in Control With No Termination ($)
Cash Severance(1)	—	—	—	—	277,285	—
Cash-Out of Equity Awards(2)	—	—	—	—	1,448,725	1,448,725
Benefits(3)	—	—	—	—	50,552	—
Long-Term Incentive Program(4)	—	—	—	—	317,309	317,309
2007 MIP(5)	159,595	159,595	159,595	—	159,595	—
Retention Award(6)	—	—	—	—	179,349	179,349

        Mr. Greenberg is entitled to certain payments and benefits on a change in control or termination of employment as provided in his Retention and Severance Agreement with AAI dated October 7, 2007 ("Retention and Severance Agreement"), the Company's MIP, the Long-Term Incentive Program and his option grant agreements (or the stock option plan under which the option was issued). All cash severance payments are payable over 12 months in accordance with Mr. Greenberg's Retention and Severance Agreement. All other amounts are otherwise payable in a lump sum. All amounts are payable net of withholding. Benefits are provided over a period of 12 months. Mr. Greenberg is also entitled to certain retirement benefits in accordance with the Company's 401(k) plan and retirement plan on the same terms and conditions as employees generally. In addition, Mr. Greenberg is entitled to certain payments under insurance policies maintained by the Company not available to employees generally in the event of his death or dismemberment.

(1)
Payable under Mr. Greenberg's Retention and Severance Agreement in the event the Company terminates Mr. Greenberg's employment without cause or Mr. Greenberg resigns with good reason within 24 months after a change in control, as defined in footnote 4, below. For purposes of Mr. Greenberg's Retention and Severance Agreement, good reason means a change in the primary worksite location of more than 50 miles, any reduction in, or failure to pay, Mr. Greenberg's base salary, any diminution in Mr. Greenberg's title or any material diminution in his authority, duties, responsibilities or reporting requirements, or the failure of the successor employer to assume the agreement and underlying plan.

(2)
Represents the cash-out payment to be made to Mr. Greenberg equal to the difference between the exercise price and the Offer Price multiplied times the number of all outstanding option shares held by Mr. Greenberg as of October 12, 2007 (whether or not vested). Accelerated vesting of options occurs on a change in control. For purposes of acceleration of all options originally granted to Mr. Greenberg under the former 2004 Stock Option Plan, a change in control means a change in ownership of 50% or more of the Company, whether by stock, merger or otherwise, the sale of all or substantially all of the assets of the Company, or a change in the Board of Directors such that the incumbent directors prior to the change in control no longer constitute a majority of the Board of Directors. For purposes of acceleration of all options granted to Mr. Greenberg under the 2006 LTIP, change in control has the meaning set forth in footnote 4 below.

(3)
Includes a lump sum present value payment in the amount of: $15,956 for reimbursed COBRA payments, and $1,549 for long-term disability premiums, $17,130 for life insurance premiums and $876 for accidental death and dismemberment insurance premiums based on replacement or converted individual policy coverage costs for Mr. Greenberg, for the 12-month post termination period. Also includes a lump sum payment of $6,600 in respect of 401(k) employer matching contributions and a lump sum payment of $8,441 representing the increase in actuarial present value that would accrue to Mr. Greenberg under the Company's Retirement Plan during the

  12-month post termination period. Treats value of continuation of short-term disability benefit during post-termination period as $0 as the benefit is not secured by insurance and the Company will satisfy its obligation by providing continued salary payments during the post-termination period as reflected under cash severance.

(4)
Represents an estimate of 100% of the target award earned during the period beginning on January 1, 2006 and ending on November 30, 2007. For purposes of the Long-Term Incentive Program, acceleration of all options granted to Mr. Greenberg under the 2006 LTIP and Mr. Greenberg's Retention and Severance Agreement, change in control means an acquisition of 35% or more of the combined voting power of the Company's outstanding voting securities, or stockholder approval of a plan of complete liquidation or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (other than to a person(s) who owns at least 50% of the combined voting power of the Company's outstanding voting securities or a spin off type transaction of such assets to the Company's stockholders).

(5)
The 2007 MIP accelerates payments in the event of the retirement, death or disability of a participant, and in the event a participant is laid off. Lay off is defined as a termination not for cause but rather due to a permanent or indefinite reduction in work force, and includes the elimination of a participant's position as a result of a facility closure, discontinuance or relocation of operations, acquisition, reorganization or sale (including the sale of a business unit, division, product line or functionally related group of assets). Retirement means retirement according to the Company's Retirement Plan, under which benefits normally begin at age 65. The 2007 MIP payment is an estimate calculated for purposes of the above table on the basis of the 2006 MIP payment that was made to Mr. Greenberg. Since the MIP payment is calculated on a calendar year basis and the assumed termination and change in control date for purposes of this table is November 30, 2007, the MIP payment has been pro-rated accordingly.

(6)
Retention Award is payable in January 2009 provided Mr. Greenberg is employed by the Company (or its successor) on December 31, 2008 and a change in control has occurred. However, the Retention Agreement also provides for the Retention Award to be payable upon Mr. Greenberg's termination of employment prior to December 31, 2008 provided the termination is without cause or for good reason and it occurs after a change in control (as such terms are defined in the Retention Agreement).

Stuart F. Gray

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company Without Cause or Executive With Good Reason ($)	Termination Following a Change in Control ($)	Change in Control With No Termination ($)
Cash Severance(1)	—	—	—	—	78,042	—
Cash-Out of Equity Awards(2)	—	—	—	—	333,620	333,620
Benefits	—	—	—	—	696	—
2007 MIP(3)	38,131	38,131	38,131	—	38,131	—

        Mr. Gray is entitled to certain payments and benefits on a change in control or certain terminations of employment as provided in his Severance Agreement with AAI dated October 7, 2007 ("Severance Agreement"), the Company's MIP, and his option grant agreements (or the stock option plan under which the option was issued). Cash severance and all other amounts are payable in a lump sum. All amounts are payable net of withholding. Mr. Gray is also entitled to certain retirement benefits in accordance with the Company's 401(k) plan and retirement plan on the same terms and conditions as employees generally. Mr. Gray is also entitled to receive certain payments under insurance policies maintained by the Company not available to employees generally in the event of his death or dismemberment.

(1)
Payable under Mr. Gray's Severance Agreement in the event the Company terminates Mr. Gray's employment without cause or Mr. Gray resigns with good reason within 24 months after a change in control, as defined in footnote 4, below. For purposes of Mr. Gray's Severance Agreement, good reason means a change in the primary worksite location of more than 50 miles, any reduction in, or failure to pay, Mr. Gray's base salary, any diminution in Mr. Gray's title or any material diminution in his authority, duties, responsibilities or reporting requirements, or the failure of the successor employer to assume the agreement and underlying plan.

(2)
Represents the cash-out payment to be made to Mr. Gray equal to the difference between the exercise price and the Offer Price multiplied times the number of all outstanding option shares held by Mr. Gray as of October 12, 2007 (whether or not vested). Accelerated vesting of options occurs on a change in control. A change in control means a change in ownership of 50% or more of the Company, whether by stock, merger or otherwise, the sale of all or substantially all of the assets of the Company, or a change in the Board of Directors such that the incumbent directors prior to the change in control no longer constitute a majority of the Board of Directors.

(3)
The 2007 MIP accelerates payments in the event of the retirement, death or disability of a participant, and in the event a participant is laid off. Lay off is defined as a termination not for cause but rather due to a permanent or indefinite reduction in work force, and includes the elimination of a participant's position as a result of a facility closure, discontinuance or relocation of operations, acquisition, reorganization or sale (including the sale of a business unit, division, product line or functionally related group of assets). Retirement means retirement according to the Company's Retirement Plan, under which benefits normally begin at age 65. The 2007 MIP payment is an estimate calculated for purposes of the above table on the basis of the 2006 MIP payment that was made to Mr. Gray. Since the MIP payment is calculated on a calendar year basis and the assumed termination and change in control date for purposes of this table is November 30, 2007, the MIP payment has been pro-rated accordingly.

(4)
For purposes of Mr. Gray's Severance Agreement, a change in control means an acquisition of 35% or more of the combined voting power of the Company's outstanding voting securities, or stockholder approval of a plan of complete liquidation or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (other than to a person(s) who owns at least 50% of the combined voting power of the Company's outstanding voting securities or a spin off type transaction of such assets to the Company's stockholders).

John F. Michitsch

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company Without Cause or Executive With Good Reason ($)	Termination Following a Change in Control ($)	Change in Control With No Termination ($)
Severance(1)	—	—	—	—	215,384	—
Cash-Out of Equity Awards(2)	—	—	—	—	844,254	844,254
Benefits	—	—	—	—	446	—
Long-Term Incentive Program(3)	—	—	—	—	348,036	348,036
2007 MIP(4)	139,096	139,096	139,096	—	139,096	—
Retention Award(5)	—	—	—	—	196,716	196,716

        Mr. Michitsch is entitled to certain payments and benefits on a change in control or termination of employment as provided in his Retention and Severance Agreement with AAI dated October 7, 2007 ("Retention and Severance Agreement"), the Company's MIP, the Long-Term Incentive Program and his option grant agreements (or the stock option plan under which the option was issued). Cash severance and all other amounts are payable in a lump sum. All amounts are payable net of withholding. Mr. Michitsch is also entitled to certain retirement benefits in accordance with the Company's 401(k) plan and retirement plan on the same terms and conditions as employees generally. Mr. Michitsch is also entitled to receive certain payments under insurance policies maintained by the Company not available to employees generally in the event of his death.

(1)
Payable under Mr. Michitsch's Retention and Severance Agreement in the event the Company terminates Mr. Michitsch's employment without cause or Mr. Michitsch resigns with good reason within 24 months after a change in control, as defined in footnote 3, below. For purposes of Mr. Michitsch's Retention and Severance Agreement, good reason means a change in the primary worksite location of more than 50 miles, any reduction in, or failure to pay, Mr. Michitsch's base salary, any diminution in Mr. Michitsch's title or any material diminution in his authority, duties, responsibilities or reporting requirements, or the failure of the successor employer to assume the agreement and underlying plan.

(2)
Represents the cash-out payment to be made to Mr. Michitsch equal to the difference between the exercise price and the Offer Price multiplied times the number of all outstanding option shares held by Mr. Michitsch as of October 12, 2007 (whether or not vested). Accelerated vesting of options occurs on a change in control. For purposes of acceleration of all options originally granted to Mr. Michitsch under the former 2004 Stock Option Plan, a change in control means a change in ownership of 50% or more of the Company, whether by stock, merger or otherwise, the sale of all or substantially all of the assets of the Company, or a change in the Board of Directors such that the incumbent directors prior to the change in control no longer constitute a majority of the Board of Directors. For purposes of acceleration of all options granted to Mr. Michitsch under the 2006 LTIP, change in control has the meaning in footnote 3 below.

(3)
Represents an estimate of 100% of the target award earned during the period beginning on January 1, 2006 and ending on November 30, 2007. For purposes of the Long-Term Incentive Program, acceleration of all options granted to Mr. Michitsch under the 2006 LTIP and Mr. Michitsch's Retention and Severance Agreement, change in control means an acquisition of 35% or more of the combined voting power of the Company's outstanding voting securities, or stockholder approval of a plan of complete liquidation or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (other than to a person(s) who owns at least 50% of the combined voting power of the Company's outstanding voting securities or a spin off type transaction of such assets to the Company's stockholders).

(4)
The 2007 MIP accelerates payments in the event of the retirement, death or disability of a participant, and in the event a participant is laid off. Lay off is defined as a termination not for cause but rather due to a permanent or indefinite reduction in work force, and includes the elimination of a participant's position as a result of a facility closure, discontinuance or relocation of operations, acquisition, reorganization or sale (including the sale of a business unit, division, product line or functionally related group of assets). Retirement means retirement according to the Company's Retirement Plan, under which benefits normally begin at age 65. The 2007 MIP payment is an estimate calculated for purposes of the above table on the basis of the 2006 MIP payment that was made to Mr. Michitsch. Since the MIP payment is calculated on a calendar year basis and the assumed termination and change in control date for purposes of this table is November 30, 2007, the MIP payment has been pro-rated accordingly.

(5)
Retention Award is payable in January 2009 provided Mr. Michitsch is employed by the Company (or its successor) on December 31, 2008 and a change in control has occurred. However, the Retention Agreement also provides for the Retention Award to be payable upon Mr. Michitsch's termination of employment prior to December 31, 2008 provided the termination is without cause or for good reason and it occurs after a change in control (as such terms are defined in the Retention Agreement).

Michael A. Boden

Benefit	Retirement ($)	Death ($)	Disability ($)	Termination by Company Without Cause or Executive With Good Reason ($)	Termination Following a Change in Control ($)	Change in Control With No Termination ($)
Severance(1)	—	—	—	—	260,998	—
Cash-Out of Equity Awards(2)	—	—	—	—	846,310	846,310
Benefits	—	—	—	—	16,091	—
Long-Term Incentive Program(3)	—	—	—	—	450,119	450,119
2007 MIP(4)	169,839	169,839	169,839	—	169,839	—
Retention Award(5)					254,415	254,415

        Mr. Boden is entitled to certain payments and benefits on a change in control or termination of employment as provided in his Retention and Severance Agreement with AAI dated October 7, 2007 ("Retention and Severance Agreement"), the Company's MIP, the Long-Term Incentive Program and his option grant agreements (or the stock option plan under which the option was issued). Cash severance and all other amounts are payable in a lump sum. All amounts are payable net of withholding. Mr. Boden is also entitled to certain retirement benefits in accordance with the Company's 401(k) plan and retirement plan on the same terms and conditions as employees generally. In addition, Mr. Boden is entitled to receive certain payments under insurance policies maintained by the Company in the event of his death or in the event he needs long term care that are not available to employees generally or available on the same terms.

(1)
Payable under Mr. Boden's Retention and Severance Agreement in the event the Company terminates Mr. Boden's employment without cause or Mr. Boden resigns with good reason within 24 months after a change in control, as defined in footnote 3, below. For purposes of Mr. Boden's Retention and Severance Agreement, good reason means a change in the primary worksite location of more than 50 miles, any reduction in, or failure to pay, Mr. Boden's base salary, any diminution in Mr. Boden's title or any material diminution in his authority, duties, responsibilities or reporting requirements, or the failure of the successor employer to assume the agreement and underlying plan.

(2)
Represents the cash-out payment to be made to Mr. Boden equal to the difference between the exercise price and the Offer Price multiplied times the number of all outstanding option shares held by Mr. Boden as of October 12, 2007 (whether or not vested). Accelerated vesting of options occurs on a change in control. For purposes of acceleration of all options originally granted to Mr. Boden under the former 2004 Stock Option Plan, a change in control means a change in ownership of 50% or more of the Company, whether by stock, merger or otherwise, the sale of all or substantially all of the assets of the Company, or a change in the Board of Directors such that the incumbent directors prior to the change in control no longer constitute a majority of the Board of Directors. For purposes of acceleration of options granted to Mr. Boden under the 2006 LTIP, change in control has the meaning in footnote 3 below.

(3)
Represents an estimate of 100% of the target award earned during the period beginning on January 1, 2006 and ending on November 30, 2007. For purposes of the Long-Term Incentive Program, acceleration of options granted to Mr. Boden under the 2006 LTIP and Mr. Boden's Retention and Severance Agreement, change in control means an acquisition of 35% or more of the combined voting power of the Company's outstanding voting securities, or stockholder approval of a plan of complete liquidation or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (other than to a person(s) who owns at least 50% of the combined voting power of the Company's outstanding voting securities or a spin off type transaction of such assets to the Company's stockholders).

(4)
The 2007 MIP accelerates payments in the event of the retirement, death or disability of a participant, and in the event a participant is laid off. Lay off is defined as a termination not for cause but rather due to a permanent or indefinite reduction in work force, and includes the elimination of a participant's position as a result of a facility closure, discontinuance or relocation of operations, acquisition, reorganization or sale (including the sale of a business unit, division, product line or functionally related group of assets). Retirement means retirement according to the Company's Retirement Plan, under which benefits normally begin at age 65. The 2007 MIP payment is an estimate calculated for purposes of the above table on the basis of the 2006 MIP payment that was made to Mr. Boden. Since the MIP payment is calculated on a calendar year basis and the assumed termination and change in control date for purposes of this table is November 30, 2007, the MIP payment has been pro-rated accordingly.

(5)
Retention Award is payable in January 2009 provided Mr. Boden is employed by the Company (or its successor) on December 31, 2008 and a change in control has occurred. However, the Retention Agreement also provides for the Retention Award to be payable upon Mr. Boden's termination of employment prior to December 31, 2008 provided the termination is without cause or for good reason and it occurs after a change in control (as such terms are defined in the Retention Agreement).

PENSION BENEFITS

        The table below shows the accumulated benefit amounts for the NEOs under the Company's cash balance defined benefit plan ("Retirement Plan") calculated as of December 31, 2006, using the same assumptions as used for financial reporting purposes under U.S. generally accepted accounting principles ("GAAP"). Specifically, a participant's hypothetical cash balance account was converted to an age-65 life annuity using the Retirement Plan's actuarial equivalent rates as set forth therein. The annuity was then converted to an age-65 lump sum amount at 6% interest and discounted to December 31, 2006 at 5.89% with no pre-retirement mortality.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Frederick M. Strader	Retirement Plan	6	60,547	-0-
James H. Perry	Retirement Plan	12	135,308	-0-
Jonathan A. Greenberg	Retirement Plan	2	17,470	-0-
Stuart F. Gray	Retirement Plan	2	11,385	-0-
John F. Michitsch	Retirement Plan	3	27,014	-0-
Michael A. Boden	Retirement Plan	23	134,107	-0-

        Most of the employees of the Company and its subsidiaries are eligible to participate in the Company's Retirement Plan upon commencement of employment. Certain employees are not eligible to participate in the Retirement Plan: leased employees, collectively-bargained employees, most resident and non-resident aliens, individuals classified as working in a non-employee capacity and employees of nonparticipating subsidiaries.

        In accordance with the Retirement Plan, a participant's accrued benefit includes the actuarial equivalent of his or her accrued benefit under the applicable predecessor defined benefit plan as of December 31, 1994 (which is expressed as an opening hypothetical account balance), plus annual pay-based allocations based upon a percentage of W-2 pay and interest earned on such hypothetical account thereafter.

        The pay-based allocations range from the sum of (1) 3% of pay below the Social Security Taxable Wage Base (the "SSTWB") and 6% of pay above the SSTWB, to (2) 10% of pay below the SSTWB and 10% of pay above the SSTWB, allocations increasing as a participant's years of service with the Company increases. Annual interest allocations on a participant's hypothetical account equal the greater of 5.25%, or the one year Constant Maturity Treasury rate determined as of November 30 of the year prior to the year that interest is credited.

        The Retirement Plan also has options for early retirement on and after age 55. In that case the participant's retirement benefit is calculated in the same manner as a normal retirement benefit, but is actuarially reduced by 1/3% for each month that payment begins prior to the participant's attainment of age 65. Of the NEOs, only Mr. Michitsch is eligible for early retirement.

        Payment of benefits may be made in a life annuity form or in other optional forms, including a lump sum. The Retirement Plan also provides options for death benefits for surviving spouses and other beneficiaries.

COMPENSATION DISCUSSION AND ANALYSIS

        This section provides an overview and analysis of the Company's compensation programs and policies, the material compensation decisions made under those programs and policies during 2006, and the material factors considered in making those decisions. The following discussion and analysis should be read together with the compensation tables and related disclosures set forth above about the compensation earned or paid in 2006 to the NEOs.

Compensation Philosophy and Objectives

        The following principles and philosophies guide our Compensation Committee in fulfilling its responsibilities to establish, implement and monitor the Company's compensation programs:

  •
  Reward the achievement of specific annual, long-term and strategic goals of the Company;

  •
  Align the interests of the Company's executives with those of the Company's shareholders by rewarding performance at or above established goals; and

  •
  Attract and retain superior employees in key positions by providing a comprehensive compensation package that is fair, reasonable and competitive relative to compensation paid to similarly situated executives of manufacturing companies with annual revenue of between $500 million and $800 million (the "Peer Group").

        The Compensation Committee's compensation decisions are also influenced by (a) the executive's level of responsibility and function within the Company, (b) the overall performance and profitability of the Company and (c) individual performance of the executive.

Role of Management in Compensation Decisions

        The Compensation Committee makes all compensation decisions for the NEOs, based in part on the recommendations of the President and Chief Executive Officer (other than with respect to his own compensation) and Vice President of Human Resources. The Compensation Committee reviews annually the performance of the President and Chief Executive Officer. The President and Chief Executive Officer reviews annually the performance of each other NEO. The conclusions reached by the President and Chief Executive Officer and management's recommendations based on these reviews, including with respect to salary adjustments and annual incentive awards, are presented to the Compensation Committee. In forming his recommendations, the President and Chief Executive Officer may, at various times, consult with the Chairman of the Board and the Chairman of the Compensation Committee. Both the Compensation Committee and management also consult with and rely upon information and analysis provided by The Hay Group, a third party compensation consultant. The Compensation Committee also consulted with the Company's General Counsel and outside legal counsel in reaching its recommendation to the Board of Directors regarding the adoption and terms and provisions of the 2006 LTIP and its decision regarding the adoption and terms and provisions of the Long-Term Incentive Program established by the Compensation Committee under the 2006 LTIP.

Role of Compensation Consultants

        The Company engages The Hay Group, a third-party consultant specializing in executive compensation and programs, to advise it on relevant executive pay and related issues, as needed. Towards the end of 2005 and during 2006, The Hay Group assisted by:

  •
  Reviewing the Company's competitive market data with respect to peer group compensation for Chief Executive Officer's and other key management personnel, including the other NEOs;

  •
  Providing input on the Company's pay recommendations for its NEOs, including the Chief Executive Officer and other key management employees;

  •
  Reviewing the Company's competitive market data for observations on program design, including pay philosophy, pay levels and incentive pay mix, including the mix between cash and equity incentives;

  •
  Reviewing the Company's overall compensation strategy; and

  •
  Providing information on executive compensation trends, as requested.

        The Compensation Committee based its decisions in part on information provided by The Hay Group and on information and analysis provided by the Company based, in part, on data and information provided to the Company by The Hay Group. A representative of The Hay Group participated in two Compensation Committee meetings during 2006.

Setting Executive Compensation

        Based on the compensation philosophy and objectives discussed above, the Compensation Committee has structured the Company's annual and long-term incentives-based cash and equity executive compensation in a manner that is designed to motivate executives to achieve the business goals set by the Company and to reward the executives for achieving such goals. In making compensation decisions, the Committee compares each element of compensation against the Peer Group, and seeks to achieve industry parity with active participants in the Aerospace Industry Association through a total compensation package. The total compensation package is assessed against national and global requirements to maintain a competitive package in support of the Company's commitment to field a talented and experienced executive workforce capable of supporting the innovative branding of the Company's products and services and achieving the Company's strategic business goals.

        The Company competes with many larger companies for top executive-level talent. As such, the Compensation Committee generally strives to set compensation for NEOs at the 50th percentile of compensation paid to similarly situated executives of the companies comprising the Peer Group. Variations to this objective may occur as dictated by the experience level of the individual and market factors. Based on the compensation objectives, a significant portion of the total compensation is allocated to incentives. With the exception of the awards under the long-term incentive program (the "Long-Term Incentive Program") adopted by the Compensation Committee on March 30, 2006, there is no pre-established policy or target for allocation between either cash and equity or short-term and long-term incentive compensation. Rather, the Committee reviews information provided by The Hay Group to determine the appropriate level and mix of incentive compensation. Incentive compensation payable under the Long-Term Incentive Program is allocated 75% to cash and 25% (representing a lower proportion of incentive compensation in the form of equity than in prior years) to equity awards, based on an assumed annual stock appreciation of 17%. Income from incentive compensation is realized as a result of the performance of the Company or the individual, depending on the type of award.

Executive Compensation Components

        For the fiscal year ended December 31, 2006, the principal components of compensation for NEOs were:

  •
  Base salary;

  •
  Annual performance-based cash incentive compensation;

  •
  Long-term performance-based incentive compensation (both cash (3-year performance period) and equity);

  •
  Retirement and other benefits; and

  •
  Perquisites and other personal benefits.

Base Salary

        The Company provides NEOs with base salary to compensate them for services rendered during the fiscal year and to provide our NEOs with steady pay at competitive market rates based on his position and responsibility.

        During its review of base salaries for our NEOs, the Compensation Committee primarily considers:

  •
  Market data provided by The Hay Group;

  •
  Internal review of the executive's compensation, both individually and relative to other officers; and

  •
  Individual performance of the executive.

        Salary levels are typically considered annually as part of the Company's performance review process as well as upon a promotion or other change in job responsibility. Merit based increases to salaries for NEOs are based on the Compensation Committee's assessment of the individual's performance

        When adjusting base salaries for all NEOs in 2007, including the President and Chief Executive Officer, and for the President and Chief Executive Officer in August 2006, the Compensation Committee considered the financial performance of the Company in 2006, and, with respect to the President and Chief Executive Officer in August 2006, the financial performance of the Company in 2005, the performance of the individual executive officer, any changed duties and responsibilities and the base salaries paid to individuals in comparable positions in other companies. In August 2006 in connection with entering into a new employment agreement with Mr. Strader, the Company's President and Chief Executive Officer, the Compensation Committee determined to move the annual consideration of Mr. Strader's compensation package and performance to March to coincide with the consideration of the compensation and performance of all other employees, including all other executive officers.

Annual Performance-Based Cash Incentive Compensation

        The Board of Directors adopts annually a MIP, which is administered by the Compensation Committee. The MIP is a variable cash-based incentive plan designed to focus management's attention on performance factors important to the continued success of each of the Company's business units and the Company overall. Under the MIP, the Compensation Committee establishes a compensation "pool" based upon the extent to which the business unit meets or exceeds performance against annual performance measures set for each respective unit. The financial measures used in 2006 were orders, profit and cash flow. Because of the discretionary nature of the MIP targets and objectives, the MIP is not intended to satisfy Internal Revenue Code Section 162(m).

        Participants.    Participants in the MIP are NEOs and other selected senior managers in a position to significantly affect the performance of their business unit. The senior managers are generally managers with responsibility across an entire business unit (i.e., headquarter executives, product line and other general program managers and selected functional managers). The Compensation Committee approves the initial participants in the MIP and any additions of executive officers during the plan year. The President and Chief Executive Officer has been delegated the authority by the Compensation Committee, during the plan year, to add participants to the MIP based on new hires and promotions, and to remove participants from, the MIP (other than executive officers).

        Target Awards.    Annual incentive awards under the MIP may range from zero to 200% of the target incentive compensation. Target incentive compensation is a percent of base salary. The target incentive percent varies from 10% to 50% of the participant's base salary, depending on the participant's salary grade, and other factors, and is determined using competitive market data for short-term incentive compensation and in relation to the executive's total compensation package. Targets for the NEOs range between 20-45% and, in the case of the President and Chief Executive Officer, 50%. Awards for participants generally are based on a combination of business unit performance and personal performance objectives. The weighting of these factors can vary from one business unit to another, reflecting the relative importance of business performance to personal performance for that business unit during any year. If a certain threshold is not realized, the incentive is not paid.

        Performance Targets.    Business performance is based upon financial performance measures that are important to the business unit, and generally include, but are not limited to, orders, profit and cash flow. Budgets, as well as past and expected future performance results, are criteria used in setting business performance targets. The Compensation Committee approves the business performance targets for all NEOs. The business performance targets for all other participants are reviewed and approved by the Company's President and Chief Executive Officer, subject to approval by the Compensation Committee as it deems appropriate. The Compensation Committee has the discretion to adjust financial performance measures (both targets and actual results) in determining actual business performance to take into account events and circumstances not contemplated when the business performance targets were approved. In determining the awards payable for 2006, the Compensation Committee considered and approved adjustments to the business performance measures related to acquisitions made during November 2006, Detroit Stoker Company, which the Company divested on December 29, 2006, changes in accounting, the effect of the Company's November 16, 2006 stock repurchase program, and other items not contemplated at the time the business performance targets were approved.

        The personal performance objectives are important personal objectives directly related to the participant's major responsibilities, and vary from participant to participant and among NEOs. For example, those objectives could include such areas as market and/or customer share improvement; cost improvements; product development; pricing; inventory levels; introduction or improvement of products, processes or systems; health, safety and environmental performance; or management development. The personal performance objectives of the President and Chief Executive Officer are approved by the Compensation Committee. The personal performance objectives of the other NEOs are approved by the President and Chief Executive Officer, subject to approval by the Compensation Committee as it deems appropriate. The personal performance objectives for all other participants are mutually agreed to by the participant and his or her manager, subject to approval by the President and Chief Executive Officer.

        Personal performance objectives are reviewed and revised during the plan year to take into account significant achievements not contemplated at the time the personal performance objectives were approved. Revisions to the personal performance objectives of the President and Chief Executive Officer and the other NEOs are approved by the Compensation Committee. The Compensation Committee has delegated the authority to the President and Chief Executive Officer the right to make changes to the personal performance objectives of participants other than executive officers. Revisions to the personal performance objectives for all other participants are approved by the participant's manager, subject to approval by the President and Chief Executive Officer.

        Award Calculation.    To determine an employee's incentive award under the MIP, both the business performance and personal performance objectives factors are rated and weighted according to the predetermined split. The two results are totaled and multiplied by the participant's base salary to determine the incentive compensation. If the requisite performance objectives are not realized, no incentive compensation is paid to the participant. The predetermined split for the President and Chief Executive Officer is approved by the Compensation Committee. The predetermined split for the other NEOs is approved by the President and Chief Executive Officer, subject to approval by the Compensation Committee as it deems appropriate. The predetermined split for all other participants is approved by the President and Chief Executive Officer. Commencing in 2007, the Compensation Committee has determined that the predetermined split for all corporate and business unit participants, including all NEOs, shall be 75% for business performance and 25% for personal performance objectives.

        Payment Conditions.    Payment of awards earned under the MIP will generally be made by March 15 of the following year, subject to a participant's continued employment with the Company at the time of payment. However, if a participant dies, retires, is laid off, or becomes disabled during the plan year, the award will be prorated based on the portion of the year in which the participant was employed. If a participant dies, retires, is laid off, or becomes disabled after the close of a plan year, but before payment is made, payment of the full award will be made. A lay off is defined as a termination not for cause but rather due to a permanent or indefinite reduction in work force, and includes the elimination of a participant's position as a result of a facility closure, discontinuance or relocation of operations, acquisition, reorganization or sale (including the sale of a business unit, division, product line or functionally related group of assets). Retirement means retirement according to the UIC Retirement Plan, under which benefits normally begin at age 65.

        2006 Awards.    The business performance and personal performance objectives for each of the NEOs under the 2006 MIP were either met or exceeded. See the 2006 Grants of Plan-Based Awards Table above for the awards approved by the Compensation Committee on March 6, 2007, under the Company's 2006 MIP to the Company's executive officers for services provided during the fiscal year ended December 31, 2006. Under the 2006 MIP calculations, the award to Mr. Strader was $492,436. Because of Mr. Strader's substantial efforts during 2006, the Compensation Committee determined to increase the award to $500,000.

Long-Term Performance-Based Incentive Compensation

        On March 30, 2006, the Compensation Committee established the Long-Term Incentive Program under the 2006 LTIP (subject to approval of the 2006 LTIP by shareholders at the 2006 Annual Meeting of Shareholders, which was received). Incentive compensation awardable under the Long-Term Incentive Program is based on an allocation of 75% cash and 25% equity awards, based on an assumed annual stock appreciation of 17% during the performance period. The Compensation Committee may exercise negative discretion under the Long-Term Incentive Program. Our Long Term Incentive Program is designed to create a significant long term incentive to contribute to our future success, to aid in retention and align the interests of our employees and shareholders. Accordingly, the Compensation Committee may reduce or determine not to award payouts under the program even though the performance goals may have been achieved. Among the NEOs, participants in the program include Messrs. Strader, Perry, Greenberg, Michitsch and Boden. Awards under the Long-Term Incentive Program are intended to satisfy Section 162(m) of the Internal Revenue Code.

        Cash Award.    Under the Long-Term Incentive Program, the Compensation Committee approved cash-based performance awards in respect of an initial three-year performance cycle commencing January 1, 2006 and ending December 31, 2008. Payment for these awards is expected to be made by March 15, 2009. The cash award component is tied to the achievement of predetermined performance goals consisting of (i) revenue growth measured against the Company's three-year operating plan and (ii) return on invested capital. Each of the two performance goals is weighted equally in determining the award payout. The degree of attainment of the revenue growth factor is measured using gross revenues of the Company as determined under U.S. GAAP for the performance period and can range between 80% and 120% of the predetermined performance goal. The predetermined performance target for return on capital is a set amount which must be achieved for any award payout to be made. The Compensation Committee designed the performance goals of the Long-Term Incentive Program to drive above average performance and considers these goals important to the Company's strategic growth plan.

        Individual cash target awards under the Long-Term Incentive Compensation Program range between 50% and 150% of the target award depending on the degree of attainment of performance goals. The Chief Executive Officer and each NEO participating in the program are eligible for the threshold, target and maximum target individual awards payouts described in the 2006 Table of Plan-Based Awards above. The goals of the program are to focus management attention on key long-term objectives over time, while creating a retention vehicle to ensure management continuity in key functional areas. Awards are contingent on continued employment.

        To the extent permitted by law, the Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should be appropriately excluded, including:

  •
  restructurings, discontinued operations, extraordinary items or events and other unusual or non-recurring charges;

  •
  an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management; or

  •
  a change in accounting standards required by U.S. GAAP.

        Under the Long-Term Incentive Compensation Program as approved by the Compensation Committee, the Compensation Committee is required to calculate the performance goals in a manner that excludes all items of gain, loss or expense for the performance period related to:

  •
  disposal of a business or discontinued operations;

  •
  the operations of any business acquired by the Company during the performance period;

  •
  capital transactions undertaken by the Company during the performance period;

  •
  the Company's repurchase of any class of its securities during the performance period;

  •
  extraordinary, special, unusual or non-recurring items, events or circumstances affecting the Company or the financial statements of the Company; or changes in accounting principles or to changes in applicable law or regulations.

        Equity Awards.    The Long Term Incentive Compensation Program also provides for the annual grant of stock option awards in 2006, 2007 and 2008 designed to tie reward and incentive to future improvements in share value. The anticipated annual grant to the President and Chief Executive Officer is an option to purchase 9,000 shares of the Company's Common Stock. The anticipated annual grants to the other NEOs range between options to purchase 3,500 and 4,000 shares of the Company's Common Stock. The stock options granted to the NEOs under the Long-Term Incentive Program in 2006 are set forth in the 2006 Table of Plan-Based Awards, above. Messrs. Strader, Perry, Greenberg, Michitsch and Boden were awarded an option to acquire 9,000, 4,000, 3,500, 4,000 and 4,000 shares, respectively, of the Company's Common Stock under the Long-Term Incentive Compensation Program by the Compensation Committee on March 13, 2007. All stock option grants made to NEOs and other participants in the Long-Term Incentive Compensation Program are made in conjunction with the Company's annual performance reviews in March, have a per share exercise price equal to the fair market value of a share of the Company's Common Stock on the date of grant, vest in three equal annual installments on the first, second and third anniversaries of the date of grant, and are granted on the same terms and conditions as stock option grants made to employees generally. Stock option grants under the Long-Term Incentive Compensation Program are made two trading days following release of the Company's fourth quarter and year end financial results, provided that there is no other material non-public information at the time of grant. All options granted under the 2006 LTIP vest in full on a change in control.

        Change in Control.    Under the Long-Term Incentive Compensation Program, if a change in control occurs during the performance period, participants will receive non-discretionary accelerated award payouts no later than 10 days following the date of the change in control. The award payment is calculated assuming that the target level is achieved at 100% and is pro rated based on the portion of the performance period that has elapsed from the date the eligible employee is designated as eligible for the award. Thereafter, no further awards are payable on account of the performance period. Under the terms of the 2006 LTIP, a change in control includes an acquisition of 35% or more of the combined voting power of the Company's outstanding voting securities, or stockholder approval of a plan of complete liquidation or the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets (other than to a person(s) who owns at least 50% of the combined voting power of the Company's outstanding voting securities or a spin off type transaction of such assets to the Company's stockholders).

        Restrictive Covenants.    Unless otherwise determined by the Compensation Committee at the time of grant, all stock options awarded under the 2006 LTIP are forfeitable in the event a participant, including the NEOs, engages in detrimental activity prior to the exercise of the option. In the event that a participant engages in detrimental activity during the one-year period commencing on the later of the date the option is exercised or the date of the participant's termination of employment, the

Company is entitled to recover from the participant, at any time within one year after such date, the amount of any gain realized at the time of exercise. Detrimental activity means breaching the participant's obligations of confidentiality to the Company, engaging in conduct classified by the Company as grounds for termination for cause, soliciting employees of the Company for the purpose of employment with competitors of the Company, soliciting customers of the Company (other than the U.S. Government or its agencies) in competition with the Company, or the material breach by a participant of any agreement with the Company. Participants, including the NEOs, are also generally restricted from soliciting employees or customers of the Company (other than the U.S. Government or its agencies) or divulging confidential information of the Company for a fixed period under the terms of their stock option grant agreements with the Company.

        Future Awards.    The Compensation Committee has the authority under the 2006 LTIP to grant future awards of stock options, restricted stock, performance shares, performance-based cash awards and other stock-based awards that are intended to qualify as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code. Under the terms of the 2006 LTIP, effective March 6, 2007, the Compensation Committee delegated to the Company's President and Chief Executive Officer the authority to make stock option grants to employees other than executive officers in connection with new hires and promotions. The President and Chief Executive Officer is authorized to make stock option grants not exceeding 10,000 shares individually or 25,000 in the aggregate in any fiscal quarter, pursuant to standard terms and conditions for stock option grants generally approved by the Compensation Committee. Under the terms of the 2006 LTIP, effective March 6, 2007, the Compensation Committee delegated to the Chairman of the Compensation Committee the authority to make stock option grants to executive officers in connection with new hires and promotions. The Chairman is authorized to make stock option grants not exceeding 20,000 shares individually or 50,000 in the aggregate in any fiscal quarter, pursuant to standard terms and conditions for stock option grants generally approved by the Compensation Committee.

Retirement and Other Benefits

        The NEOs are eligible to participate in the Company's 401(k) Plan on the same basis as other employees and in the Company's Retirement Plan on the same basis as other employees hired before January 1, 2006. The Retirement Plan is a cash balance plan and is discussed in more detail above under Pension Benefits. The NEOs are also entitled to participate in the Company's health and dental, life, accidental death and dismemberment, long-term care and short and long-term disability insurance benefits offered to employees generally on the same basis as offered to employees generally; provided that Messrs. Strader, Perry and Boden are provided certain of these benefits solely at the cost of the Company, as disclosed in footnotes 4, 5 and 9, respectively, to the Summary Compensation Table. In addition, Mr. Perry and Mr. Boden are entitled to post-retirement medical benefits on the same basis as all other employees employed prior to January 1, 2001. At retirement, Mr. Perry and Mr. Boden will be eligible, at their cost, to participate in the Company's medical plan at the then current rate for retirees. Employees 55 and older on December 31, 2000 are eligible to participate, at the then current rate for retirees, in the Company's medical plan at the same contribution rate as active employees.

Perquisites and Other Benefits

        The Company provides NEOs with certain perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. Certain of the NEOs are provided automobile allowances or auto expense reimbursements, and additional medical expense reimbursements. All NEOs are provided additional life and accidental death and dismemberment insurance coverage.

Impact of Accounting and Tax Treatments of Compensation

        The Compensation Committee considers various tax and accounting implications in determining compensation for the Company's NEOs. The intention of the Compensation Committee is to define compensation that complies with tax efficient rules, including taking into account the impact of Section 409A of the Internal Revenue Code.

        The Compensation Committee also reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 in any tax year that is paid to the NEOs. One exception to this limit on deductibility applies to certain performance-based compensation, provided that, among other things, such compensation has been approved by shareholders in a separate vote and certain other requirements are met and the compensation is granted by a committee consisting solely of at least two "outside directors," as defined under Section 162(m). The Compensation Committee believes that the equity compensation paid under the 2006 LTIP will be fully deductible for federal income tax purposes. However, in certain situations, the Compensation Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for the Company's executive officers.

        Beginning on January 1, 2006, the Company began accounting for stock-based payments, consisting of stock option grants, in accordance with the requirements of FASB Statement 123(R). Where appropriate, the Compensation Committee examines the accounting cost associated with equity compensation under FAS 123(R).

Compensation Committee Report

        The Compensation Discussion and Analysis included herein is a discussion of the Company's NEO compensation philosophy, policies and programs, written from the perspective of how the Compensation Committee and management view and use such philosophy, policies and programs. The Compensation Committee has reviewed and discussed this Compensation Discussion and Analysis with management of the Company. Based on such review and discussion, the Compensation Committee recommended to the Company's Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

Thomas A. Corcoran, Chairman

Warren G. Lichtenstein

General Richard I. Neal (Retired)

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

        The Audit Committee has adopted a policy for pre-approval of audit and non-audit services to be provided to the Company by any independent public or certified public accountant. Unless the type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee. Pursuant to this policy, the Audit Committee will approve the provision by the Company's independent auditor of only those non-audit services deemed permissible under the federal securities laws and any applicable rule or regulation of the SEC and/or the Public Company Accounting Oversight Board. The Audit Committee may delegate to its Chairman the authority to pre-approve otherwise permissible non-audit services, provided that any decision made pursuant to such delegation must be presented to the full Audit Committee for informational purposes at its next scheduled meeting. During 2006, all services provided by KPMG were pre-approved by the Audit Committee in accordance with this policy.

Contacting the Board

        Our Board has determined that, in order to facilitate communications with the Board, or any individual members or any committees of the Board, stockholders should direct all communication in writing to our Corporate Secretary at United Industrial Corporation, 124 Industry Lane, Hunt Valley, Maryland 21030. Our Corporate Secretary will forward all such correspondence to the Board, individual members of the Board or applicable chairpersons of any committee of the Board, as appropriate and as directed in the communication, unless the communication is unduly hostile, threatening or illegal.

ANNEX B

September 27, 2007

The Board of Directors
United Industrial Corporation
124 Industry Lane
Hunt Valley, MD 21030

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (the "Company Common Stock"), of United Industrial Corporation (the "Company") of the consideration to be paid to such holders in the proposed Transaction (as defined below) with an indirect wholly-owned subsidiary ("Merger Subsidiary") of Textron Inc. (the "Merger Partner"). Pursuant to the Agreement and Plan of Merger, (the "Agreement"), among the Company, the Merger Partner and Merger Subsidiary, (i) Merger Subsidiary shall commence a tender offer to purchase, on the terms and conditions set forth in the Agreement, all of the outstanding Company Common Stock (the "Offer") at a cash purchase price of $81.00 per share (the "Consideration"), and (ii) following consummation of the Offer, Merger Subsidiary will merge with and into the Company (the "Merger" and together with the Offer, the "Transaction") and the Company will become an indirect wholly owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock that is not tendered and accepted pursuant to the Offer, other than Dissenting Shares (as defined in the Agreement) or any shares of Company Common Stock held in the treasury of the Company or owned by Merger Subsidiary, the Merger Partner or any subsidiary of the Merger Partner or the Company, will be canceled and converted into the right to receive cash in an amount equal to the Consideration.

        In arriving at our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Merger Partner under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts

B-1

provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all ways material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have provided investment banking and other services from time to time to the Company, the Merger Partner and their respective affiliates, including acting as (i) co-manager in the Merger Partner's offering of debt securities in February 2007, (ii) financial advisor to the Merger Partner in connection with the sale of its fastening systems business in August 2006 and (iii) joint lead arranger and bookrunner in connection with the Merger Partner's revolving credit facility in March 2005. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender shares in the Offer or how such shareholder should vote with respect to any matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer materials or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES INC.

J.P. MORGAN SECURITIES INC.

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TABLE OF CONTENTS
SIGNATURE
GENERAL INFORMATION
RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES
CERTAIN INFORMATION REGARDING THE COMPANY
INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF UNITED INDUSTRIAL CORPORATION
DIRECTOR COMPENSATION
SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
OPTION EXERCISES
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
Frederick M. Strader
James H. Perry
Jonathan A. Greenberg
Stuart F. Gray
John F. Michitsch
Michael A. Boden
PENSION BENEFITS
COMPENSATION DISCUSSION AND ANALYSIS
POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT AUDITORS